Annual Information Form

Sun Life Financial Inc.
For the Year Ended December 31, 2025

February 11, 2026

             Annual Information Form 2025

(1)    As indicated, parts of the Company’s MD&A, consolidated financial statements and accompanying notes for the year ended December 31, 2025 are incorporated by reference in this AIF. The 2025 MD&A (as defined below) and the 2025 Consolidated Financial Statements (as defined below) may be accessed at www.sedarplus.ca and www.sec.gov, respectively.
Sun Life Financial Inc. | sunlife.com                                           1

             Annual Information Form 2025
The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AIF	Annual Information Form	OSFI	Office of the Superintendent of Financial Institutions, Canada
Board	The Board of Directors of SLF Inc.	SEC	United States Securities and Exchange Commission
IFRS	International Financial Reporting Standards	Sun Life Assurance	Sun Life Assurance Company of Canada
LICAT	Life Insurance Capital Adequacy Test	SLF Inc.	Sun Life Financial Inc.
MD&A	Management's Discussion & Analysis	Superintendent	The Superintendent under the Office of the Superintendent of Financial Institutions Act
NAIC	National Association of Insurance Commissioners, United States

Presentation of Information
In this AIF, SLF Inc. and its consolidated subsidiaries are collectively referred to as "Sun Life", the "Company", "we", "us" or "our" and also includes, where applicable, our joint ventures and associates.

Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2025, and amounts are expressed in Canadian dollars. Financial information is presented in accordance with IFRS and the accounting requirements of OSFI.

Documents Incorporated by Reference
The following documents are incorporated by reference in and form part of this AIF:
(i)SLF Inc.'s MD&A for the year ended December 31, 2025 (our "2025 MD&A"), and
(ii)SLF Inc.'s Consolidated Financial Statements and accompanying notes for the year ended December 31, 2025 (our
"2025 Consolidated Financial Statements").

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Certain statements in this AIF and the documents incorporated by reference herein including, (i) statements relating to our strategies, (ii) statements relating to the new structure of our asset management pillar; (iii) statements relating to demographic, economic, and technological trends that impact our business, (iv) statements relating to the competitive environment we operate within; (v) statements that are predictive in nature, (vi) statements that depend upon or refer to future events or conditions, and (vii) statements that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "continue", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "potential", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts, and remain subject to change. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this AIF under the heading Risk Factors and in our annual MD&A under the heading Forward-Looking Statements, and the factors detailed in our annual and interim financial statements and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts
Sun Life Financial Inc. | sunlife.com                                           2

             Annual Information Form 2025
in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgments used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Corporate Structure
SLF Inc. was incorporated under the Insurance Companies Act, Canada (the "Insurance Act") on August 5, 1999, to become the holding company of Sun Life Assurance in connection with the demutualization of Sun Life Assurance.

Sun Life Assurance was incorporated in 1865 as a stock insurance company and was converted into a mutual insurance company in 1962. On March 22, 2000, Sun Life Assurance implemented a plan of demutualization under which it converted back to a stock company pursuant to Letters Patent of Conversion issued under the Insurance Act. Under this plan of demutualization, Sun Life Assurance became a wholly-owned subsidiary of SLF Inc.

The head and registered office of SLF Inc. is located at 1 York Street, Toronto, Ontario, M5J 0B6.

SLF Inc. conducts its business worldwide through direct and indirect operating subsidiaries, joint ventures and associates. SLF Inc.’s principal subsidiaries are included in the subsidiaries listed in SLF Inc.’s annual report and that list of subsidiaries is incorporated herein by reference. That list includes the percentage of voting shares owned by SLF Inc., directly or indirectly, and where those companies are incorporated, continued, formed or organized. SLF Inc.’s current annual report is accessible on www.sedarplus.ca, www.sec.gov and www.sunlife.com.

We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia and Corporate.

Development of the Business
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom ("UK"), Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2025, Sun Life had total assets under management of
$1.60 trillion.

Three Year History: Acquisitions, Disposals, and Other Developments
We assess our businesses and corporate strategies on an ongoing basis to ensure that we make optimal use of our capital and maximize shareholder value. The following summary outlines our major acquisitions, dispositions and other developments over the past three years across our business segments. Additional information is provided in Note 3 to SLF Inc.'s 2025 Consolidated Financial Statements.

Asset Management
Effective January 1, 2026, we extended and formalized our asset management pillar in Sun Life Asset Management. In addition to MFS(1) and SLC Management, Sun Life Asset Management includes Sun Life's stake in Aditya Birla Sun Life Asset Management, previously part of the Asia business segment, as well as Sun Life's pension risk transfer business, previously part of the Canada business segment. This new structure will help accelerate growth between our asset management, insurance, and wealth businesses and drive strategic partnerships. Effective January 1, 2026, Sun Life's asset management financial results will reflect this new structure.

(1)    MFS Investment Management ("MFS").
Sun Life Financial Inc. | sunlife.com                                           3

             Annual Information Form 2025
On August 22, 2024, we acquired the remaining 20% interest in InfraRed Capital Partners ("lnfraRed"). Since our initial acquisition of the majority stake in InfraRed on July 1, 2020, InfraRed has broadened SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks.

On February 1, 2023, we completed the acquisition of a majority stake in Advisors Asset Management, Inc. ("AAM"), a leading independent retail distribution firm in the U.S. AAM provides access to U.S. retail distribution for SLC Management, and will allow SLC Management to meet the growing demand for alternative assets among U.S. high-net-worth investors. For additional information, refer to Note 3 of our 2024 Consolidated Financial Statements.

Canada
On October 3, 2023, we completed the acquisition of Dialogue Health Technologies Inc. ("Dialogue"), increasing our ownership interest from 23% (as at December 2021 following an additional investment in Dialogue) to 95% for cash proceeds of $272 million (for equity not currently owned by Sun Life or rolled by certain members of Dialogue's executive management). Dialogue is a Canadian-based health and wellness virtual care platform and telemedicine provider. Dialogue forms a part of the Canada business segment. For additional information, refer to Note 3 of our 2024 Consolidated Financial Statements.

On February 1, 2023, we completed the sale of the sponsored markets business from Sun Life Assurance to Canadian Premier Life Insurance Company (re-branded to Securian Canada). For additional information, refer to Note 3 of our 2024 Consolidated Financial Statements.

Asia
On March 21, 2024, to meet regulatory obligations, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("ABSLAMC"). Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest. As a result of the transactions, our ownership interest in ABSLAMC was reduced from 36.5% to 30.0%. For additional information, refer to Note 3 of our 2025 Consolidated Financial Statements.

On September 14, 2023, we announced an increase to our strategic investment in Bowtie Life Insurance Company Limited ("Bowtie"), Hong Kong's first virtual insurer. Subsequently, on July 15, 2025, we completed an additional $55 million cash investment in Bowtie, which increased our ownership interest, excluding dilution, by approximately 11%, and resulted in a total ownership interest of 55.8%. For additional information, refer to Note 3 of our 2025 Consolidated Financial Statements.

Effective July 1, 2023, we commenced a 15-year exclusive bancassurance partnership in Hong Kong with Dah Sing Bank ("Dah Sing"). Under this partnership, Sun Life is the exclusive provider of life insurance solutions to Dah Sing's retail banking customers, helping to fulfill their savings and protection needs at different life stages. For additional information, refer to Note 3 of our 2024 Consolidated Financial Statements.

UK
On April 3, 2023, we completed the sale of SLF of Canada UK Limited ("Sun Life UK") to Phoenix Group Holdings plc ("Phoenix Group"). We retained our economic interest in Sun Life UK's payout annuities business, which was moved from the Corporate business segment to the U.S. business segment. As part of the sale, we established a long-term partnership to become a strategic asset management partner to Phoenix Group. As a result of the sale, we are no longer subject to the insurance or financial services regulatory regime in the UK. For additional information, refer to Note 3 of our 2024 Consolidated Financial Statements.

Other Developments
On April 8, 2024 Timothy Deacon was appointed as Executive Vice-President and Chief Financial Officer, succeeding Manjit Singh, who was previously appointed as President of Sun Life Asia.

Sun Life Financial Inc. | sunlife.com                                           4

             Annual Information Form 2025
Business of Sun Life
Information about our business and operating segments, our strategy, products and methods of distribution, risk management policies and investment activities is included in the 2025 MD&A, which is incorporated by reference in this AIF.

The global financial services industry continues to evolve in response to demographic, economic, and technological trends. Specific trends that have an impact on our businesses include:

Demographic
•Major demographic shifts in developed markets include the aging of baby boomers and the growth of millennials as a Client segment. Aging baby boomers are generating greater demand for retirement and health solutions as they retire, contributing to the expansion of the retiree market, sometimes referred to as the "silver economy". This shift highlights the need to enhance advisor relationships and expertise to support their complex estate planning needs. Historic intergenerational wealth transfer is accelerating, reinforcing the importance of establishing trust with pre-retirees to support their evolving needs. In contrast, many millennials seek holistic financial advice, protection, and wealth accumulation solutions as they plan for major life events.
•The number of High-Net-Worth Individuals ("HNWI") and their pool of wealth continues to expand. Within this segment, Asia will continue to be a growth engine for HNWI while North America remains the largest market. Opportunities exist for financial service providers as HNWI seek solutions that enable them to optimally transfer wealth to future generations as well as an increasing need for more integrated and holistic wealth and asset management strategies.
•HNWI continue to allocate more assets to alternatives in order to generate yield, increase total returns, and enhance diversification. Alternative asset managers are evolving their product and distribution capabilities to serve this heightened demand. The continued rise of alternative asset management platforms is reshaping the industry, as firms broaden investment capabilities and distribution reach to meet the needs of institutional, retail, and HNWI seeking diversification and private access.
•Growing prosperity in Asia continues to expand the young middle class, driving long-term demand for insurance, savings, and investment products. Financial literacy needs and limited market penetration emphasize the importance of financial education, advice and scalable digital distribution.
•Consumers are more proactively managing both physical and mental health and wellness, leading to an increased demand for accessible and affordable solutions across their health journey. This has in turn led to increased demand for tools and products to support mental health and well-being. Rising medical costs (especially specialty drugs) highlight the need for strategic differentiation through comprehensive health solutions that aim to close the gaps in care and affordability.
•Clients’ focus on transparency and value for money continues to drive demand for low-cost investment solutions such as index funds. This trend challenges active managers to demonstrate performance and value, fostering innovation in product design and pricing models.
•Workforce expectations are also evolving as employees are demanding more holistic offerings, and an emphasis on health and well-being, values, purpose, and culture. Companies will have to offer a unique value proposition to win and retain top talent. Simultaneously, workforce composition is shifting with Gen Z representing a greater proportion of the workforce, and baby boomer's retiring. Organizations need to focus on preservation of institutional knowledge and bringing in the necessary digital tools to enable the new workforce. There is an increasing emphasis on career development that aligns with employee expectations, helping to ensure a satisfied, skilled, and “future-ready” workforce.

Economic
•Rising global geopolitical tensions are fueling economic concerns and instability worldwide. Recent indicators suggest that many countries face increased geopolitical risks amidst a shifting global landscape. The evolving situation underscores the importance of maintaining a strong capital position and diversified business portfolio.
•Although headline inflation has eased from recent highs, structural inflationary pressures persist. Individual and business purchasing power continues to be limited with rising credit risk remains under pressure amid higher costs of borrowing and tightening credit conditions.
•Shifting economic indicators are leading to changing investor sentiment and strategies. Many investors are looking towards traditional fixed income products given high yields, and others are seeking inflationary protection through inflation-hedged investments or alternatives. However, the underlying investment thesis remains largely unchanged, with investors continuing to prioritize yield and inflation protection in their portfolio allocations.
•Equity market volatility, which can be attributed to several factors such as economic growth, higher inflation, and interest rate movements, can lead to impacts on net flows and assets under management for asset management and wealth businesses. Generally, strong global equity market returns tend to result in an increase in earnings for asset management and wealth businesses, as higher market performance drives higher net flows and assets under management.

Sun Life Financial Inc. | sunlife.com                                           5

             Annual Information Form 2025
Technological
•Advanced data analytics and artificial intelligence ("AI") are enabling unprecedented levels of personalization in digital interactions. Companies are leveraging these technologies to create frictionless user experiences, anticipate Client needs, and deliver tailored solutions, resulting in improved engagement and satisfaction.
•The emergence of generative AI ("GenAI") and agentic AI represents a significant leap in technological innovation, offering organizations unprecedented opportunities to create quicker and more seamless end-to-end Client experiences, and significantly boost employee productivity. It has the potential to dramatically improve select use cases, while offering more incremental improvements across a wide range of applications.
•The rapid advancement of GenAI technologies presents both unprecedented opportunities and significant risks. Potential challenges include the proliferation of misinformation, privacy breaches, and algorithmic bias. Concurrently, AI governance frameworks are struggling to keep pace with the swift evolution of these technologies. Discrepancies in regulatory rollout speed raise concerns about the ethical implications and potential societal impacts of widespread AI adoption. Navigating this landscape requires balancing innovation with responsible development and implementation of AI systems.
•Consumers continue to be concerned about the protection and use of their data in an environment of increasing collection and data use, and more wide-spread data breaches. Meeting those Client concerns and expectations will be key to maintaining their trust and continued digital engagement. Increased adoption of AI also calls for an increased focus on improving cyber security and risk management.
•The long-term shift toward hybrid and distributed work models has made digital collaboration, cybersecurity, and automation foundational to business continuity. These technologies are also reshaping talent expectations and productivity dynamics across financial institutions.

Competition
The markets in which Sun Life participates remain highly competitive and continue to evolve. We compete against other insurance companies, banks, asset managers, mutual fund companies, financial planners, managed care companies, and other financial services and benefits providers. Frequently, competition is based on factors including price, the ability to provide value-added products and services, financial strength and consistent delivery of an excellent experience to distributors and Clients through both traditional and more innovative digital channels.

Evolving regulatory requirements, economic volatility, rising geopolitical uncertainty and the evolution of Client needs and requirements continue to be challenges for our industry and have forced insurers and financial services providers to review their businesses, re-focus their operations and, in some cases, discontinue or divest non-core lines of business, as well as acquire businesses with higher growth potential. Various factors continue to inform the nature of risks that need to be managed in a global financial institution, spanning from issues such as geopolitical to environmental to cyber. As these risks become more and more understood in the industry, institutions are required to invest increasing resources in resiliency in order to identify and manage against them.

The markets in which we compete are diverse and at different stages of development:
•In Canada, the financial services industry is relatively mature and the three largest life insurance companies serve more than two-thirds of the Canadian life insurance and group benefits markets. In the wealth space, we face competition from Canadian retail banks and investment dealers and from emerging disruptors. From a regulatory perspective, open banking (consumer-driven banking) is gradually evolving and may change data access, distribution models, and competitive dynamics across banking, wealth, and insurance services. In the health space, we face competition from in-market insurers but also indirect competitors, as companies look for ways to complement the public health system. We are continuing to monitor how these developments will affect the financial services landscape and Sun Life.
•In the U.S., the largest insurance market in the world, the market is highly fragmented, with competition spanning both traditional insurers and new entrants leveraging technology and data analytics. We face strong competition from established players in the group life and disability, dental, vision, stop-loss, and voluntary markets, all of which are crowded and price-sensitive segments where differentiation increasingly depends on service quality, digital experience, and integrated health solutions. In the turnkey disability market, there is one other primary competitor and competition is expected to remain stable. In general, the U.S. health landscape faces substantial uncertainty, adding complexity to our planning and creating the need for us to place enhanced focus on embedding adaptability into our path forward.
•In Asia, the life insurance markets in countries where we participate are still evolving. The growth potential for insurance in Asian markets has created strong competition from both domestic and international insurers. We are observing the pan-Asia insurers grow at a clip, with consolidation occurring in many markets. Additionally, some of the Asian markets that we operate in have foreign ownership restrictions, which may place constraints on our ability to operate or grow in these markets. In the High-Net-Worth ("HNW") life insurance market (which for Sun Life operates out of our Asia business group), competition is increasing including competitive product offering and new entrants. HNW and Ultra High-Net-Worth Clients are also driving competition for sophisticated wealth transfer and estate planning solutions, requiring insurers to strengthen advisory expertise and cross-border capabilities.
•In Asset Management, despite some consolidation, we face strong competition from a variety of players including large global asset managers, small local managers specializing in niche markets/products, multi-national and local
Sun Life Financial Inc. | sunlife.com                                           6

             Annual Information Form 2025
banks as well as other insurance companies. In addition, there has been a trend among retail and institutional investors towards lower-cost passive investment products, including index and other types of exchange-traded funds, which has led to a decreased allocation of investor assets to active investment strategies. At the same time, there has been an increased demand for fixed-income, liability-driven investing and yield-oriented alternative products among institutional and HNW investors. To meet the increased demand for alternative assets, traditional asset managers are increasingly acquiring alternative assets, while alternative managers are deepening focus on the retail HNW market. Competition is also rising across multi-asset and private-market platforms as firms seek to leverage permanent capital and global distribution to expand Client access to alternative investments. This evolving landscape underscores a growing convergence between traditional and alternative managers, driving new competitive dynamics centered on product innovation, diversification, and partnership ecosystems.

Seasonality
Some of our businesses are subject to seasonal factors. In Canada, sales of investment products spike during the first quarter of the year due to a contribution deadline for Registered Retirement Savings Plans. Timing of sales campaigns also influences sales of individual products in Canada and Asia. In the U.S., the sales pattern of our Group Benefits business largely reflects the renewal timing of employee benefit plans of our corporate Clients, many of which begin on January 1 each year. This often results in higher sales in the fourth quarter. In India, the sales of individual insurance products usually peak in the first quarter of each year due to tax planning by Clients. Overall, the impact of seasonal trends is not material to Sun Life.

Number of Employees
As at December 31, 2025, we had 32,151 full-time equivalent employees across our operations, excluding joint ventures and associates and temporary staffing.

Business Segment	Employees(1)
Asset Management	4,673
Canada	7,451
U.S.	6,008
Asia	4,157
Corporate(2)	9,862
(1)    As at December 31, 2025, we had approximately 68,835 employees across our operations, including our Asia joint ventures and associates and temporary staffing.
(2)    Corporate includes employees supporting enterprise operations.

Capital Structure
General
SLF Inc.'s authorized capital consists of unlimited numbers of Common Shares, Class A Shares and Class B Shares, each without nominal or par value.

The Class A Shares and Class B Shares may be issued in series as determined by SLF Inc.'s Board. The Board is authorized to fix the number, consideration per share, designation and rights and restrictions attached to each series of shares. The holders of Class A Shares and Class B Shares are not entitled to any voting rights except as described below or as otherwise provided by law. Additional information concerning our capital structure is included in SLF Inc.'s 2025 MD&A under the heading Capital and Liquidity Management and in Notes 12-14 and 20 to the 2025 Consolidated Financial Statements.

Common Shares
SLF Inc.’s Common Shares are listed on the Toronto, New York and Philippines stock exchanges, under the ticker symbol "SLF". Each Common Share is entitled to one vote at meetings of the shareholders of SLF Inc., except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.

Common Shares are entitled to receive dividends if and when declared by the Board. Dividends must be declared and paid in equal amounts per share on all Common Shares, subject to the rights of holders of the Class A Shares and Class B Shares. Holders of Common Shares will participate in any distribution of the net assets of SLF Inc. upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Shares and Class B Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Common Shares.

Class A Shares
The Class A Shares of each series rank on parity with the Class A Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class A Shares are entitled to preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A
Sun Life Financial Inc. | sunlife.com                                           7

             Annual Information Form 2025
Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Shares held for that purpose.

The following table provides information on SLF Inc.'s issued and outstanding Class A Shares (the "Class A Preferred Shares"). These Class A Preferred Shares are listed on the Toronto Stock Exchange ("TSX"), with the exception of Series 14.

Series	Number of Shares Issued	TSX Ticker Symbol	Quarterly Dividend ($)	Redemption Date	Prospectus Date
Series 3	10,000,000	SLF.PR.C	0.278125	Any time	January 6, 2006
Series 4	12,000,000	SLF.PR.D	0.278125	Any time	October 2, 2006
Series 5	10,000,000	SLF.PR.E	0.281250	Any time	January 25, 2007
Series 8R	8,880,847	SLF.PR.G	0.264375	June 30, 2030	May 13, 2010
Series 9QR	2,319,153	SLF.PR.J	Floating	June 30, 2030	May 13, 2010
Series 10R	6,838,672	SLF.PR.H	0.185438	September 30, 2026	August 5, 2011
Series 11QR	1,161,328	SLF.PR.K	Floating	September 30, 2026	August 5, 2011
Series 14	1,000,000	n.a.	n.a.	June 30, 2026	June 24, 2021

With the exception of Series 14, the shares in each series of Class A Preferred Shares were issued for $25 per share and holders are entitled to receive the non-cumulative quarterly dividends outlined in the preceding table. Subject to regulatory approval, SLF Inc. may redeem: (i) the Series 3, 4 or 5 shares at any time; (ii) the Series 8R, 9QR, 10R and 11QR on the redemption date noted above and every five years thereafter for $25 per share; and (iii) the Series 9QR and 11QR at any other time for $25.50 per share, in each case in whole or in part. The Series 14 shares were issued as part of the offering of 3.60% Limited Recourse Capital Notes Series 2021-1 (the "Series 2021-1 Notes"), for $1,000 per share and are held by a consolidated trust (the "Limited Recourse Trust") as trust assets in connection with the Series 2021-1 Notes. Series 2021-1 Notes are classified as equity in SLF Inc.’s 2025 Consolidated Financial Statements. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets, which will consist of the Series 14 shares (except in limited circumstances). At this time the limited recourse trustee, as trustee of the Limited Recourse Trust, has waived its right to receive any and all dividends on the Series 14 shares. Accordingly, no dividends are expected to be declared or paid on the Series 14 shares while the Series 14 shares are held by the Limited Recourse Trust. Additional information concerning these shares is contained in the Investor Relations section of www.sunlife.com and in the prospectus and prospectus supplement under which the shares were issued, which may be accessed at www.sedarplus.ca.

Class B Shares
The Class B Shares of each series rank on a parity with the Class B Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class B Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Shares and any other shares ranking senior to the Class B Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares held for that purpose. No Class B Shares have been issued.

Constraints on Shares
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of SLF Inc. and Sun Life Assurance. Information on those restrictions can be found in this AIF under the heading Regulatory Matters - Canada - Restrictions on Ownership.

Sun Life Financial Inc. | sunlife.com                                           8

             Annual Information Form 2025
Market for Securities
The following tables set out the price range and trading volumes of SLF Inc.'s Common Shares and Class A Preferred Shares on the TSX during 2025:

Common Shares
	Price ($)			Trading volume
	High	Low	Close	(thousands)
January	86.05	81.87	83.81	24,471
February	85.09	76.12	80.46	69,820
March	82.85	77.52	82.36	55,829
April	84.16	74.56	82.15	30,230
May	89.40	81.62	88.40	59,819
June	91.11	86.98	90.61	40,107
July	90.59	83.48	84.48	24,598
August	85.10	77.38	80.22	47,541
September	83.76	79.19	83.57	41,486
October	87.91	82.97	85.31	28,028
November	87.29	80.63	82.83	52,031
December	86.39	79.99	85.68	37,429

Class A Preferred Shares
Series 3					Series 4
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	20.92	20.01	20.78	228	20.76	20.05	20.76	105
February	21.50	20.60	20.95	156	21.20	20.40	20.82	107
March	21.13	20.31	20.52	163	20.97	20.23	20.47	174
April	20.67	19.33	19.79	64	20.64	19.17	19.62	101
May	21.04	19.60	20.63	66	20.97	19.73	20.44	235
June	20.80	20.05	20.53	159	20.82	19.94	20.47	80
July	21.70	20.39	21.68	193	21.43	20.30	21.43	152
August	22.44	21.38	21.76	165	22.29	21.23	21.59	139
September	22.00	21.08	21.35	116	21.78	21.02	21.18	203
October	22.47	21.16	22.47	45	22.37	21.06	22.37	80
November	23.00	21.29	21.61	106	22.39	21.08	21.47	120
December	22.35	21.32	21.87	72	21.95	21.19	21.84	97

Series 5					Series 8R
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	20.95	20.30	20.84	134	18.31	17.00	17.83	223
February	21.30	20.65	20.86	51	17.91	17.15	17.15	96
March	21.15	20.32	20.65	178	17.40	16.58	17.10	91
April	20.67	19.38	19.76	94	17.10	15.41	15.95	90
May	21.00	19.89	20.76	23	17.59	16.20	17.26	231
June	20.98	20.14	20.71	34	18.88	17.30	18.88	99
July	21.55	20.70	21.55	191	18.83	18.50	18.77	900
August	22.44	21.42	21.90	161	18.84	18.60	18.84	347
September	21.90	21.06	21.20	70	18.86	18.39	18.60	195
October	22.49	21.06	22.49	188	18.92	18.34	18.81	758
November	22.50	21.12	21.65	182	19.60	18.65	19.59	500
December	22.14	21.35	21.80	57	20.05	19.26	19.80	237
Sun Life Financial Inc. | sunlife.com                                           9

             Annual Information Form 2025

Series 9QR					Series 10R
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)
January	18.08	16.75	17.80	99	21.21	19.40	21.14	67
February	17.66	17.24	17.25	47	21.08	20.50	21.08	143
March	17.25	16.81	17.15	34	21.08	20.02	20.39	48
April	17.06	15.70	16.05	90	20.10	17.00	18.75	97
May	17.52	16.19	17.30	56	21.04	18.92	21.04	38
June	17.84	17.11	17.40	92	21.54	20.61	21.21	140
July	18.06	17.32	17.80	22	21.94	21.20	21.94	133
August	17.85	17.58	17.85	18	22.49	21.52	22.11	26
September	17.85	17.30	17.44	14	22.32	21.71	22.20	95
October	18.39	17.43	18.00	41	23.15	22.00	23.15	35
November	18.20	17.60	18.10	33	23.20	22.26	22.90	16
December	18.70	18.00	18.65	44	23.25	22.28	22.62	75

Series 11QR
	Price ($)			Trading volume
	High	Low	Close	(thousands)
January	20.98	19.85	20.72	23
February	20.65	20.21	20.35	10
March	20.50	20.20	20.40	1
April	20.40	18.40	19.01	22
May	20.70	19.01	20.70	8
June	22.00	20.65	22.00	6
July	22.05	21.55	22.05	7
August	22.49	21.90	22.00	10
September	22.00	21.76	21.76	1
October	22.39	21.76	22.15	8
November	23.49	22.15	23.15	5
December	23.50	22.75	23.50	9

Sales of Unlisted Securities
SLF Inc. has issued the following unlisted securities since January 1, 2025:

On September 11, 2025, SLF Inc. issued $1,000 million principal amount of Series 2025-1 Subordinated Unsecured 4.14% Fixed/Floating Debentures due 2037.

On December 3, 2025, SLF Inc. issued $1,000 million principal amount of Series 2025-2 Subordinated Unsecured 4.56% Fixed/Floating Debentures due 2040.

Dividends
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board.

The dividends declared by SLF Inc. in the three years ended December 31, 2025 are set out in the 2025 MD&A under the heading Capital and Liquidity Management - Shareholder Dividends, which is incorporated by reference in this AIF.

The Insurance Act prohibits the declaration or payment of dividends on shares of an insurance company if there are reasonable grounds for believing a company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity, or upon any direction made by the Superintendent. The Insurance Act also requires that an insurance company notify the Superintendent of the declaration of a dividend at least fifteen days before the dividend payment date.

As a holding company, SLF Inc. depends primarily on the receipt of funds from its subsidiaries to pay shareholder dividends, interest payments and operating expenses. The source of these funds is primarily dividends and capital repayments that SLF Inc. receives from its subsidiaries. The inability of its subsidiaries to pay dividends or return capital in the future may
Sun Life Financial Inc. | sunlife.com                                           10

             Annual Information Form 2025
materially impair SLF Inc.'s ability to pay dividends to shareholders or to meet its cash obligations. Additional information concerning legislation regulating the ability of SLF Inc.'s subsidiaries in Canada, the U.S. and Asia to pay dividends or return capital can be found in this AIF under the heading Regulatory Matters.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding Sun Life ExchangEable Capital Securities ("SLEECS") issued by Sun Life Capital Trust, Sun Life Assurance will not pay dividends on its Public Preferred Shares, if any are outstanding. If Sun Life Assurance does not have any Public Preferred Shares, then SLF Inc. will not pay dividends on its preferred shares or Common Shares until the twelfth month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of the SLEECS. Public Preferred Shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million. Sun Life Assurance has not issued any shares that qualify as Public Preferred Shares as at the date of this AIF.

The terms of SLF Inc.'s outstanding Class A Preferred Shares provide that for so long as Sun Life Assurance is a subsidiary, no dividends on such preferred shares may be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

Security Ratings
SLF Inc.'s Class A Preferred Shares, senior unsecured debentures, and subordinated unsecured debentures are rated by independent rating agencies. Security ratings assigned to securities by the rating agencies may be subject to revision or withdrawal at any time by the applicable rating agency and are not a recommendation to purchase, hold or sell these securities as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities.

The table below provides the security ratings for SLF Inc.'s securities as at February 11, 2026. All rating agencies currently have stable outlooks on SLF Inc. issuer credit ratings:

Security Ratings
	A.M. Best(1)		DBRS(2)		Fitch(3)		S&P(4)
	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank
Subordinated Unsecured Debentures:
Series 2007-1, 2020-1, 2020-2, 2021-1, 2021-2, 2021-3, 2022-1, 2023-1, 2024-1, 2025-1 and 2025-2	a-	7 of 21	A	6 of 26	A-	7 of 21	A	6 of 22
Limited Recourse Capital Notes ("LRCNs"):
Series 2021-1	NR(5)	-	A (low)	7 of 26	BBB	9 of 21	A-	7 of 22
Class A Preferred Shares: Series 3 - 5, 8R, 9QR, 10R and 11QR	bbb+	8 of 21	Pfd-2 (high)	4 of 16	BBB	9 of 21	P-1 (low) /A-(6)	3 of 18/ 5 of 20(6)
(1)     A.M. Best Company, Inc.
(2)     DBRS Limited (Canada), part of Morningstar DBRS group, a wholly-owned subsidiary of Morningstar, Inc. (Nasdaq: MORN).
(3)     Fitch Ratings, Inc., part of Fitch Group, is majority owned by Hearst. We do not participate in Fitch’s ratings process, or provide additional information to Fitch Ratings, beyond our available public disclosures.
(4)     S&P Global Inc. (NYSE: SPGI).
(5)     Not Rated.
(6)     Canada national scale rating/global scale rating for preferred shares.

SLF Inc. has made payments in the ordinary course to DBRS and Standard and Poor's ("S&P") in connection with the assignment of ratings on the securities of SLF Inc. In addition, SLF Inc. has made customary payments to A.M. Best, DBRS and S&P in respect of certain other services provided to SLF Inc. by the applicable rating agencies during the last two years.

The descriptions of the ratings below are sourced from public information as disclosed by each rating agency.
A.M. Best
A.M. Best’s issue credit rating ("IR") provides an independent opinion of credit quality assigned to issues that gauges the ability to meet the terms of the obligations. An IR assigned to a specific issue is A.M. Best’s opinion of the issuer’s ability to meet the ongoing financial obligations to security holders when due. As such, an IR is an opinion regarding the relative future credit risk. Credit risk is the risk that a debt issuer may not meet its contractual financial obligations as they come due. The rating does not address any other risk, including, but not limited to, liquidity risk, market value risk or price volatility of rated obligations.

Sun Life Financial Inc. | sunlife.com                                           11

             Annual Information Form 2025
A.M. Best assigns long-term IR in a range of rating categories from "aaa" to "c". Ratings from "aa" to "ccc" may be enhanced with a "+" (plus) or "-" (minus) to indicate whether credit quality is near the top or bottom of a category. The absence of either a plus or minus designation indicates the rating is in the middle of the category.

Select SLF Inc.’s Subordinated Unsecured Debentures (Series 2007-1, Series 2020-1 and Series 2020-2) have been assigned "a-" ratings. An "a" rating denotes an issuer’s excellent ability to meet the terms of the obligation.

SLF Inc.’s Class A Preferred Shares have been assigned "bbb+" ratings. A "bbb" rating denotes an issuer’s good ability to meet the terms of the obligation, however, the issue is more susceptible to changes in economic and other conditions.
DBRS
The DBRS long-term rating scale provides opinions on risk of default which is the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Credit ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. DBRS assigns long-term ratings in a range from AAA to D, and "(high)" and "(low)" designations indicate standing within the major rating categories. The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. There are no "(high)" or "(low)" designations for AAA and D ratings.

SLF Inc.’s Subordinated Unsecured Debentures and LRCNs have been assigned A and A (low) ratings, respectively. A ratings, reflecting a good credit quality, are assigned to issues when the capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA, and the issue may be vulnerable to future events, but qualifying negative factors are considered manageable.

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. Reference to "high" and "low" designations indicate standing within the major rating categories. The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. There are no "(high)" or "(low)" designations for D ratings. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in accordance with the terms under which the relevant preferred shares were issued, with respect to both dividend and principal commitments. SLF Inc.’s Class A Preferred Shares have been assigned a Pfd-2 (high) rating, the second highest among rating categories used by DBRS. Preferred shares rated Pfd-2 are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with issuers with an A category or higher.
Fitch
Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issue-level ratings often include an expectation of recovery, which may be notched above or below the issuer-level rating. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss. Fitch’s credit ratings do not directly address any risk other than credit risk.

Fitch assigns long-term ratings for debt and preferred shares in a range from AAA to C. The modifiers + or - may be appended to a rating to denote relative status within major rating categories. The absence of either a plus or minus designation indicates the rating is in the middle of the category. Such modifiers are not added to the AAA rating or to ratings below CCC.

SLF Inc.’s Subordinated Unsecured Debentures have been assigned A- ratings. An A rating denotes expectations of low credit risk and the capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. SLF Inc.’s LRCNs and Class A Preferred Shares have been assigned a BBB rating. A BBB rating indicates that expectations of credit risk are currently low and the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.
Standard & Poor's
An S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). The opinion reflects S&P's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

S&P’s long-term credit ratings for securities are based, in varying degrees, on S&P's analysis of the following considerations:
•Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•Nature of and provisions of the obligation and the promise imputed by S&P; and
•The protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Sun Life Financial Inc. | sunlife.com                                           12

             Annual Information Form 2025
These ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy.

S&P assigns long-term ratings in a range from AAA to D. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. The absence of either a plus or minus designation indicates the rating is in the middle of the category.

SLF Inc.’s Subordinated Unsecured Debentures and LRCNs have been assigned A and A- ratings, respectively. An A rating category indicates that the obligor’s capacity to meet its financial commitments on the obligation is strong.

S&P has Canadian and global rating scales for preferred shares. S&P assigns ratings for Canadian preferred shares in a range from P-1 to D on the Canadian scale and from AA to D on the global rating scale. S&P uses "high" and "low" designations to indicate standing within the rating categories on the Canadian rating scale and plus or minus designations to indicate the relative standing of securities within a particular rating category on the global rating scale. The absence of either a "high" and "low" or a plus or minus designation indicates the rating is in the middle of the category. There are no plus and minus or "high" and "low" designations for rating categories below P-5/CCC, and no plus designation for an AA rating category.

S&P’s preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. S&P presents an issuer's preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

SLF Inc.’s Class A Preferred Shares have been assigned a P-1 (low) rating on the Canadian scale an A- rating on the global scale. P-1 is the highest among rating categories for preferred share ratings on the Canadian scale used by S&P. A rating category on the global scale indicates that the obligor’s capacity to meet its financial commitments on the obligation is strong.

Sun Life Financial Inc. | sunlife.com                                           13

             Annual Information Form 2025
Transfer Agents and Registrars
Common Shares
TSX Trust Company is the principal transfer agent and the registrar for SLF Inc.'s Common Shares. The central securities register is maintained in Toronto, Ontario, Canada. The transfer agent and co-transfer agents for SLF Inc.’s Common Shares are as follows (opposite their applicable jurisdictions):

Transfer Agent
Canada	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario Canada M5H 4H1
Co-Transfer Agents
United States	Equiniti Trust Company, LLC Attn: OnBase Regular mail: PO Box 500 Newark, NJ 07101 United States Overnight or courier mail: 1110 Centre Point Curve, Suite 101 Mendota Heights, MN 55120 United States
United Kingdom	MUFG Corporate Markets (UK) Limited Central Square 29 Wellington Street Leeds LS1 4DL United Kingdom
Philippines	RCBC Trust Corporation Stock Transfer Processing Section Ground Floor, West Wing GPL (Grepalife) Building 221 Senator Gil Puyat Avenue Makati City, Metro Manila Philippines 1200
Hong Kong	Computershare Hong Kong Investor Services Limited 17th Floor, Hopewell Centre 183 Queen's Road East Wanchai, Hong Kong

Preferred Shares and Debentures
TSX Trust Company is the transfer agent and the registrar for SLF Inc.'s Class A Preferred Shares, and Computershare Advantage Trust of Canada is the trustee and the registrar for SLF Inc.'s senior unsecured debentures, and its subordinated unsecured debentures, Series 2007-1, 2020-1, 2020-2, 2021-1, 2021-2, 2021-3, 2022-1, 2023-1, 2024-1, 2025-1 and 2025-2. Computershare Trust Company of Canada is the trustee and registrar for SLF Inc.'s LRCNs. The registers for those securities are maintained in Toronto, Ontario, Canada.

Sun Life Financial Inc. | sunlife.com                                           14

             Annual Information Form 2025
Directors and Executive Officers
Board of Directors
As of the date of this AIF, the Board of SLF Inc. had four standing committees: Audit Committee, Governance Committee, Management Resources Committee and Risk Committee.

The following table sets out the directors of SLF Inc. as of the date of this AIF and, for each director, the province or state and country of residence, principal occupation, years as a director, and membership on Board committees. The term of each director expires at the close of business of the Annual Meeting in 2026. Each director of SLF Inc. is an independent director as defined in the Company's Director Independence Policy, except Mr. Strain, the President & Chief Executive Officer of SLF Inc.

Name and Province/State and Country of Residence	Principal Occupation	Director Since	Board Committee Membership
Deepak Chopra Ontario, Canada	Corporate Director	2021	Audit Governance
Stephanie L. Coyles Ontario, Canada	Corporate Director	2017	Governance Management Resources
Patrick P.F. Cronin Ontario, Canada	Corporate Director	2024	Audit Risk
Ashok K. Gupta London, England	Corporate Director	2018	Management Resources Risk
David H. Y. Ho Shenzhen, China	Corporate Director	2021	Governance Management Resources
Laurie G. Hylton Massachusetts, U.S.A.	Corporate Director	2022	Audit Governance
Stacey A. Madge Ontario, Canada	Corporate Director	2024	Audit Governance
Helen M. Mallovy Hicks Ontario, Canada	Corporate Director	2021	Audit Risk
Marie-Lucie Morin Ontario, Canada	Corporate Director	2021	Management Resources Risk
Joseph M. Natale Ontario, Canada	Corporate Director	2023	Management Resources Risk
Scott F. Powers Massachusetts, U.S.A.	Chair of the Board, SLF Inc. and Sun Life Assurance	2015	None
Kevin D. Strain Ontario, Canada	President & Chief Executive Officer, SLF Inc. and Sun Life Assurance	2021	None

Each director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except:

(i)Mr. Cronin, who from 2001 to 2024 held various senior positions at Bank of Montreal, including Chief Risk Officer, BMO Financial Group from 2018 to 2022, and most recently as Special Advisor to the CEO, BMO Financial Group;
(ii)Ms. Hylton, who from 1994 to 2021 held various senior positions at Eaton Vance Corp., including most recently as Chief Financial Officer;
(iii)Ms. Madge, who from 2017 to 2024 was President & Country Manager, Canada, Visa Canada Corporation;
(iv)Ms. Mallovy Hicks, who from 1999 to 2021 held various executive positions at PricewaterhouseCoopers LLP, including most recently as Global Valuation Business Line Leader; and
(v)Mr. Natale, who from 2017 to 2021 was President and Chief Executive Officer, Rogers Communications Inc.

Audit Committee
The responsibilities and duties of the Audit Committee are set out in its charter, a copy of which is attached as Appendix A. The Board has determined that each member of its Audit Committee is independent as defined in the Company's Director Independence Policy and is financially literate. In the Board's judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

Sun Life Financial Inc. | sunlife.com                                           15

             Annual Information Form 2025
The members of the Audit Committee as of the date of this AIF and their qualifications and education are set out below:

Deepak Chopra is a corporate director and most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice-President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra joined the Board of Directors, the Audit Committee and the Governance Committee of SLF Inc. and Sun Life Assurance in May 2021. He is currently a director and a member of the audit committee of The Descartes Systems Group Inc. Mr. Chopra was a director and a member of audit committee of Celestica Inc. from 2018 to July 2024, and was a director of The North West Company Inc. from 2018 to June 2024 and a member of its audit committee from 2018 to 2021. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor’s degree in Commerce (Honours) and a Post Graduate Diploma in Business Management.

Patrick P.F. Cronin is a corporate director. He is a seasoned financial executive with 30 years of substantive experience in the banking and financial services industries across Canada, U.S. and international markets. Mr. Cronin joined BMO Financial Group in 1993 and most recently served as Special Advisor to the CEO until his retirement in May 2024. Prior to this role, he was the Chief Risk Officer of the bank overseeing enterprise-wide risk activities and related matters. From 2001 to 2018, he held progressively senior roles in BMO Capital Markets including Head of Trading Products, President & Chief Operating Officer, and Chief Executive Officer & Group Head. Mr. Cronin joined the Board of Directors, the Audit Committee and the Risk Committee of SLF Inc. and Sun Life Assurance in July 2024. He is currently a director of Public Sector Pension Investment Board, and serves on the Campaign Cabinet of SickKids Foundation and the Ivey Advisory Board of Western University. Mr. Cronin also served on the boards of Canadian Derivatives Clearing Corporation, The Canadian Depository for Securities Limited and Loran Scholars Foundation, and was with United Way Greater Toronto as Sector Chair, Campaign Cabinet as well as Chair, Major Individual Giving Campaign and Co Chair, BMO Employee Giving Campaign. He holds a Bachelor’s degree in Economics and History from the University of Toronto and a Master of Business Administration degree from the Ivey Business School at Western University.

Laurie G. Hylton is a corporate director. She was a senior finance executive with more than 30 years of global experience in asset management, banking and public accounting. Prior to her retirement in March 2021, Ms. Hylton held various senior positions during her 27-year career with Eaton Vance Corp. ("Eaton Vance"), most recently served as Vice-President & Chief Financial Officer, a key part of the executive team leading the company’s strategic planning and business transformations, and had regular exposure to its board and audit committee. Prior to that, she was Vice President & Chief Accounting Officer and Head of Internal Audit, where she was responsible for internal controls and management of finance functions, and oversaw complex integrations of these functions in major acquisitions. Prior to joining Eaton Vance, Ms. Hylton was a Senior Auditor with Deloitte & Touche, where she covered financial services companies. She joined the Board of Directors and the Audit Committee of SLF Inc. and Sun Life Assurance in December 2022. Ms. Hylton was a member of the Risk Committee from her appointment until July 2024. She became a member of the Governance Committee in July 2024. Ms. Hylton is currently a director and chair of the audit committee of FactSet Research Systems Inc., and a director, treasurer and member of the finance committee of Theater In the Open, and a director of Newburyport Art Association. She was formerly a director and Chair of the finance committee of The Pike School. Ms. Hylton holds a Master of Business Administration degree and was a Certified Public Accountant from 1994 to June 2022.

Stacey A. Madge is a corporate director. She is a professional executive with 30 years of international experience in financial services and technology. Before her retirement in March 2024, she was President and Country Manager of Visa Canada from 2017, where her strong leadership accomplished substantial growth in revenues, Big Tech & Fintech partnerships and innovations in payments. Prior to this, Ms. Madge served as Head and Senior Vice-President, International Retail & Small Business Banking of the Bank of Nova Scotia and previous to that, she held various executive positions in the bank’s International Banking function. From 1998 to 2009, she was with McKinsey & Company and lastly served as Principal. Ms. Madge joined the Board of Directors, the Audit Committee and the Governance Committee of SLF Inc. and Sun Life Assurance in July 2024. She is a director of The Princess Margaret Cancer Foundation and an advisory board member of Georgian Partners Growth LP. Previously, Ms. Madge served as a member of the Latin America Advisory Board of Mastercard Inc. from 2015 to 2017. She holds a Bachelor of Commerce degree from Queen’s University and a Master of Business Administration degree from the University of Chicago. Ms. Madge is also a Chartered Financial Analyst and has a certificate in Corporate Governance from INSEAD.

Helen M. Mallovy Hicks is a corporate director. Prior to her retirement in 2021, she was a partner of PricewaterhouseCoopers LLP ("PwC") with over 30 years of global business management and advisory experience. She most recently served as PwC’s Global Valuation Business Line Leader from 2016 to 2021 and prior to that held various executive positions, including, Canada GTA Deals Leader, Canada Valuation Leader and Deals Valuation Partner. She has advised boards and executives on complex transactions, value creation, capital allocation, business transformation and restructuring matters. Ms. Mallovy Hicks joined the Board of Directors, the Audit Committee and the Risk Committee of SLF Inc. and Sun Life Assurance in October 2021. She is currently a director and member of the audit committee of Northland Power Inc. and a director and member of the audit
Sun Life Financial Inc. | sunlife.com                                           16

             Annual Information Form 2025
committee of Public Sector Pension Investment Board, and a director and Chair of the audit & risk committee of The Princess Margaret Cancer Foundation. Ms. Mallovy Hicks was formerly a director and Chair of the finance, audit & risk committee of Canadian Partnership Against Cancer, a trustee of Toronto Symphony Foundation, and a director of the Canadian Partnership Board of PwC and the Toronto Symphony Orchestra. She is a Fellow of the Canadian Institute of Chartered Business Valuators and a Fellow of the Chartered Professional Accountants of Ontario and holds a Bachelor of Commerce degree.

Executive Officers
The following table sets out the executive officers of SLF Inc. as of the date of this AIF:

Name	Province/State and Country of Residence	Position
Kevin D. Strain	Ontario, Canada	President & Chief Executive Officer
Timothy Deacon	Ontario, Canada	Executive Vice-President and Chief Financial Officer
Linda M. Dougherty	Ontario, Canada	Executive Vice-President, Chief Strategy and Enablement Officer
Jacques Goulet	Ontario, Canada	Executive Vice-President and Chief Risk Officer
David J. Healy	Massachusetts, USA	President, Sun Life U.S.
Melissa J. Kennedy	Ontario, Canada	Executive Vice-President & Chief Legal and Public Policy Officer
Laura A. Money	Ontario, Canada	Executive Vice-President, Chief Information and Technology Innovation Officer
Thomas P. Murphy	Massachusetts, USA	President, Sun Life Asset Management
Helena J. Pagano	Ontario, Canada	Executive Vice-President, Chief People and Culture Officer
Manjit Singh	Hong Kong, China	President, Sun Life Asia
Sin Yin (Jessica) Tan	Ontario, Canada	President, Sun Life Canada
Christopher B. Wei	Hong Kong, China	Executive Vice-President, Chief Client and Innovation Officer

Each executive officer of SLF Inc. has held his or her current position or other senior positions with the Company during the past five years with the following exceptions:

(i)Prior to joining the Company in April 2024, Mr. Deacon was Chief Financial Officer, Ontario Teachers' Pension Plan from April 2021 to April 2024, and prior to that held the following position with Manulife Financial Corporation: Group Controller and Global Chief Accounting Officer from May 2020 to April 2021;
(ii)Prior to joining the Company in March 2021, Mr. Singh was Executive Vice President, Finance, Enterprise Finance, TD Bank Group, The Toronto-Dominion Bank, from August 2019 to March 2021;
(iii)Prior to joining the Company in September 2024, Ms. Tan held the following positions with Ping An Insurance (Group) Company of China, Ltd.: Executive Director from April 2020 to December 2023, Group Co-Chief Executive Officer from December 2018 to December 2023 and Group Executive Vice-President from January 2016 to December 2023 ; and
(iv)Prior to joining the Company in August 2022, Mr. Wei held the following positions with Aviva plc: Global Chairman, Aviva Digital and Executive Chairman, Aviva Asia & Friends Provident International, from October 2014 to July 2021.

Sun Life Financial Inc. | sunlife.com                                           17

             Annual Information Form 2025
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
To the best of SLF Inc.’s knowledge, as at the date of this AIF, except as set out below, no director or executive officer of SLF Inc.:

(i)is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company (including SLF Inc.) that, while that person was acting in that capacity,
(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or
(b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days.
(ii)     is or has been, in the last ten years, a director or executive officer of a company (including SLF Inc.) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,
(iii)     has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and
(iv)     has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Coyles was a director of Postmedia Network Canada Corp. while it completed a restructuring following an arrangement plan under the Canada Business Corporation Act in October 2016. Ms. Coyles is no longer a director of Postmedia Network Canada Corp.

Shareholdings of Directors and Executive Officers
To the knowledge of SLF Inc., as at December 31, 2025, SLF Inc.'s directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over 141,357 Common Shares of SLF Inc., or less than 1% of the total Common Shares outstanding.

Code of Conduct
We have cultivated a strong organizational foundation grounded in ethical conduct, high business standards, integrity and mutual respect. The Board plays a critical role in setting the "tone from the top," ensuring that Senior Management consistently models and promotes these expectations across the organization.

The Board has established our Code of Conduct (the "Code") to apply to every employee, temporary or contingent worker, and contract staff of Sun Life and its subsidiaries and controlled joint ventures; as well as our Board of Directors. Adherence to the Code is mandatory and a condition of employment and directorship. Annually, everyone is required to complete mandatory Code training and a declaration confirming a commitment to and compliance with the Code.

Our Code encourages transparency and accountability by promoting speaking up and requiring all employees and Board members to report known or suspected breaches. Reports can be made through multiple channels, including our Ethics Hotline, which allows for anonymous submissions. The Ethics Hotline is operated by a third-party service provider who provides the reporting platform, while Sun Life is responsible for the review and investigation of any report submissions. Our Code reinforces our zero-tolerance stance on intimidation and retaliation, and we are firmly committed to protecting individuals who report concerns.

Our Code is also a foundational element of how we conduct ourselves ethically and a key enabler of sustainable success. Through ongoing education, clear communication, and consistent enforcement, it fosters a culture rooted in integrity, transparency, and accountability. The Code is not just a policy - it is a living framework that guides behaviour and decision making across the organization.

The Governance Committee ("GC") of the Board is responsible for overseeing the effectiveness of the Code. This includes monitoring compliance with and reporting of findings to the Board annually. The Chief Compliance Officer provides quarterly updates to the GC, detailing breaches of the Code and review of the effectiveness of related controls and compliance measures. No waivers of the Code have been granted for the members of the Board of Directors or Executive Officers, underscoring our commitment to consistent ethical standards at all levels of leadership.

Sun Life Financial Inc. | sunlife.com                                           18

             Annual Information Form 2025
The most recent copy of the Code is available on our website (www.sunlife.com). The Code has been filed with the Canadian Securities Administrators ("CSA") in Canada on SEDAR+ (www.sedarplus.ca) and with the Securities and Exchange Commission ("SEC") in the United States on EDGAR (www.sec.gov/EDGAR).

Principal Accountant Fees and Services
The following table shows the fees related to services provided by the Company's external auditors, Deloitte LLP, for the past two years:

($ millions)	2025	2024(1)
Audit Services	28.5	26.7
Audit-Related Services	2.7	1.7
Tax Services	0.7	1.0
Other Services	2.7	2.1
(1)     Adjustments to 2024 fees of $0.3 million for Tax Services.

Audit fees relate to professional services rendered by the auditors for the audit of our Annual Consolidated Financial Statements, the statements for our segregated funds and services related to statutory and regulatory filings. Audit fees of $16.1 million (2024 - $15.8 million) relates to the audit of the Consolidated Financial Statements of SLF and its subsidiaries to support the audit opinions expressed in the Independent Auditor's Report; the remaining Audit Services fees of $12.4 million (2024 - $10.9 million) relates to audit of the statements of segregated funds and statutory and regulatory filings. The increase in audit fees in 2025 compared to 2024 is primarily due to the additional audit services related to the Bowtie acquisition, the transition of the segregated fund audit from other accounting firms to Deloitte LLP to enhance cost efficiency, and foreign exchange impacts.

Audit-related fees include assurance services not directly related to performing the audit of the Annual Consolidated Financial Statements of the Company. These include internal control reviews, specified procedure audits and employee benefit plan audits. The increase in audit-related fees in 2025 compared to 2024 primarily reflects the transition of service organization audits (e.g. SOC 1 and SOC 2) from other accounting firms to Deloitte LLP as part of cost management initiatives.

Tax fees relate to tax compliance, tax advice and tax planning.

All other fees relate to products and services other than audit, audit-related and tax as described above.

Pre-Approval Policies and Procedures
The Audit Committee of SLF Inc. and Sun Life Assurance have adopted a policy restricting the use of the external auditor (the "Policy"). The objective of the Policy is to ensure that the independence of the external auditor is not compromised by certain engagements. The Policy is based on the following principles, which specify that the external auditor cannot:
•function in the role of management of the Company;
•audit its own firm’s work; or
•serve in an advocacy role for the Company.

The Policy requires that any services to be provided by the external auditor be pre-approved by the Audit Committees of SLF Inc. and/or Sun Life Assurance, as applicable, and the audit committee of any affected subsidiary that is itself directly subject to the Sarbanes-Oxley Act of 2002. If a service has not been pre-approved by the Audit Committee, specific approval must be obtained from the committee before an engagement letter can be issued and the related work commenced. The committee has, subject to reporting requirements, pre-approved certain audit, audit-related and other permissible non-audit services that are consistent with maintaining the independence of the external auditor. These pre-approved services are reviewed annually by the committee. The Policy prohibits engaging the external auditor to provide certain services, including:
•bookkeeping or other services related to accounting records or financial statements;
•financial information systems design or implementation services;
•appraisal or valuation services, fairness opinions or contribution in kind reports;
•actuarial services;
•internal audit outsourcing services;
•management functions or human resources services;
•broker or dealer, investment adviser, underwriting, securities or investment banking services;
•legal services and expert services unrelated to an audit;
•any service for which no fee is payable unless a specific result is obtained;
•any non-audit tax services that recommend the Company engage in confidential transactions or aggressive tax position transactions, as defined by the U.S. Public Company Accountability Oversight Board; and
•any other service that governing regulators or professional bodies determine to be impermissible.

Sun Life Financial Inc. | sunlife.com                                           19

             Annual Information Form 2025
Fees paid to SLF Inc.'s external auditors have been approved by the Audit Committee of the Board of SLF Inc. or otherwise in accordance with the Policy. None of the services provided by the Company's external auditors described above were approved pursuant to a waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2 - 01 of Regulation S-X).

Interests of Experts
Deloitte LLP is the auditor of SLF Inc. and is independent of SLF Inc. within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (U.S.) ("PCAOB").

Brennan Kennedy, the Appointed Actuary of SLF Inc., has provided an opinion on the value of policy liabilities of SLF Inc. and its subsidiary for its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2025 and December 31, 2024. Mr. Kennedy owned beneficially, directly or indirectly, less than 1% of all outstanding securities or other property of SLF Inc. or its affiliates when he prepared that opinion, and after that opinion was prepared, and he does not expect to receive any such securities or other property in excess of that amount in the future.

Regulatory Matters
Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business.

Canada
Regulation of Insurance Operations
SLF Inc. is incorporated under and governed by the Insurance Act. OSFI administers the Insurance Act and supervises the activities of SLF Inc. SLF Inc. has all the powers and restrictions applicable to life insurance companies governed by the Insurance Act, which permits insurance companies to offer, directly or through subsidiaries or networking arrangements, a broad range of financial services, including:
•Insurance and reinsurance;
•Investment counselling and portfolio management;
•Mutual funds and segregated funds;
•Trust services;
•Banking services;
•Real property brokerage and appraisal; and
•Merchant banking services.

The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies' affairs, imposes restrictions on transactions with related parties, and sets out requirements governing certain aspects of insurance companies' businesses.

OSFI supervises SLF Inc. on a consolidated basis to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated supervision includes the ability to review insurance and non-insurance operations of SLF Inc. and subsidiaries and supervisory power to bring about corrective action. OSFI has extensive powers to intervene in the affairs of regulated insurance companies, including the power to request information or documents, to conduct investigations, to require that appropriate actions are taken to address issues identified by OSFI, to levy fines, and in some circumstances, to intervene and assume control of a company.
Investment Powers
Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which SLF Inc. can make in excess of 10% of the voting rights or 25% of the equity of a corporation, or in excess of 25% of the ownership interests of an unincorporated entity, subject to certain available exceptions under the Insurance Act.
Capital and Surplus Requirements
SLF Inc. and Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, are subject to OSFI’s LICAT capital framework.

The LICAT Guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer’s regulatory required capital to support these risks. LICAT measures the capital adequacy of an insurer using a Total Ratio and a Core Ratio and is one of several indicators used by OSFI to assess an insurer’s financial condition. The Total Ratio is the Qualifying Regulatory Available Capital ("Available Capital") plus Surplus Allowance and Eligible Deposits divided by a Base Solvency Buffer as described below.
Sun Life Financial Inc. | sunlife.com                                           20

             Annual Information Form 2025
The principal elements included in determining Available Capital under LICAT include common shares, contributed surplus, retained earnings, contractual service margin, the participating account, accumulated currency translation account, unrealized gains and losses on available for sale equity and debt securities, qualifying preferred shares, innovative capital instruments and subordinated debt.

The calculation of the Total Ratio takes into consideration other aspects of the balance sheet that are available as loss absorbing capacity, including the Surplus Allowance and Eligible Deposits. The Surplus Allowance includes the risk adjustment reported in the financial statements for non-financial risks. The Eligible Deposits consist of the excess deposits held for unregistered reinsurers and claims fluctuation reserves.

The Base Solvency Buffer includes five risk components: (1) credit risk, (2) market risk, (3) insurance risk, (4) segregated funds guarantee risk, and (5) operational risk. Credits to the base solvency buffer are available for: (1) qualifying in-force participating and adjustable products, (2) other risk mitigation and risk transfer, and (3) risk diversification.

The LICAT Guideline sets a Supervisory Target Total Ratio of 100% and a minimum Total Ratio of 90%. The supervisory target provides a cushion above the minimum requirements, provides a margin for other risks, and facilitates OSFI’s early intervention process. The supervisory target is not applicable to regulated insurance holding companies and non-operating insurance companies. The Company has established capital targets in excess of the supervisory target set by OSFI.
Restrictions on Dividends and Capital Transactions
The Insurance Act prohibits the declaration or payment of dividends on shares of an insurance company if there are reasonable grounds for believing the company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity, or upon any direction made to the Company by the Superintendent. The Insurance Act also requires that an insurance company notify the Superintendent of the declaration of a dividend at least fifteen days before the dividend payment date.

The Insurance Act also prohibits the purchase for cancellation of shares issued by an insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity, or upon any direction made to the Company by the Superintendent. Further, any redemption or purchase for cancellation of shares issued by an insurance company or similar capital transactions are prohibited without the prior approval of the Superintendent.
Restrictions on Ownership
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. Pursuant to these restrictions:
•No person is permitted to acquire any shares of SLF Inc. if the acquisition would cause the person to have a "significant interest" in any class of shares of SLF Inc., without the prior approval of the Minister of Finance (Canada);
•SLF Inc. is not permitted to record any transfer or issue of shares of SLF Inc. if the transfer or issue would cause the person to have a significant interest in SLF Inc., unless prior approval is obtained from the Minister of Finance (Canada); and
•If a person has acquired a significant interest in SLF Inc. without obtaining the requisite approval of the Minister of Finance (Canada), no person shall exercise any voting rights attached to those shares unless and until such approval has been obtained.

A person has a significant interest in a class of shares where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares.

Under the Insurance Act, the Minister of Finance of Canada may approve only the acquisition of a significant interest of up to 30% of any class of non-voting shares and up to 20% of a class of voting shares, provided that the person acquiring those shares does not have direct or indirect influence over SLF Inc. that, if exercised, would result in that person having control in fact of SLF Inc. In addition, the Insurance Act prohibits life insurance companies, including SLF Inc., from recording a transfer or issuing shares of any class to His Majesty in right of Canada or of a province, an agent of His Majesty, a foreign government or an agent of a foreign government.

SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely-held criteria (no individual may own more than 10% of any class of shares without prior approval of the Minister of Finance of Canada). The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed those ownership restrictions.
Sun Life Financial Inc. | sunlife.com                                           21

             Annual Information Form 2025
Appointed Actuary
In accordance with the Insurance Act, SLF Inc.'s Board has appointed a Fellow of the Canadian Institute of Actuaries as its "Appointed Actuary". The Appointed Actuary must provide an opinion on:
•The value of the Company's consolidated policy liabilities as at the end of each fiscal period in accordance with accepted actuarial practice, including the selection of appropriate assumptions and methods;
•Whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders; and
•Whether the valuation of liabilities is fairly presented in the consolidated financial statements.

The Insurance Act requires that the Appointed Actuary meet with the Board or a delegated Committee of the Board at least once in each financial year to report, in accordance with accepted actuarial practice, on the Company's financial position and its expected future financial condition. The Appointed Actuary must report to the Chief Executive Officer and the Chief Financial Officer of SLF Inc. any matters that, in the Appointed Actuary's opinion, could have material adverse effects on the financial condition of SLF Inc.
Prescribed Supervisory Information
The Supervisory Information (Insurance Companies) Regulations made under the Insurance Act prohibit regulated insurance companies, such as SLF Inc. and Sun Life Assurance, from disclosing, directly or indirectly, "prescribed supervisory information", as defined in those Regulations. Prescribed supervisory information includes assessments, recommendations, ratings and reports concerning a company made by or at the request of the Superintendent, orders of the Superintendent with respect to capital and liquidity, certain regulatory actions taken with respect to a company, prudential agreements between a company and the Superintendent, and directions of the Superintendent that a company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.
Provincial/Territorial Insurance Regulation
In Canada, life insurance is also subject to provincial/territorial regulation and supervision in each province and territory in Canada. Provincial/territorial insurance regulation is primarily concerned with market conduct matters, the rights and obligations under insurance contracts, and the licensing and oversight of insurance intermediaries. In addition to those regulations, guidelines adopted by the Canadian Life and Health Insurance Association ("CLHIA"), of which Sun Life Assurance and Sun Life Insurance (Canada) Limited are members, govern several aspects of our business in Canada and a failure to comply with such guidelines may give rise to regulatory and reputational risk.

SLF Inc. is licensed as an insurance company in Canada under the Insurance Act and is the holding company for the Sun Life group of companies. SLF Inc. is not licensed to carry on life insurance business in any province or territory in Canada.

Sun Life Assurance and Sun Life Insurance (Canada) Limited are licensed to carry on life insurance and accident and sickness insurance business in each province and territory in Canada.
Regulation of Securities Operations
Several of SLF Inc.'s subsidiaries in Canada are registered with various Canadian Securities Administrators as dealers, advisors or managers under one or more of the following categories of registration: mutual fund dealer, investment dealer, investment fund manager, commodity trading manager, portfolio manager and exempt market dealer. These entities, their registered employees and their products and/or services are regulated in Canada under provincial and territorial securities laws which are administered and enforced by the various Canadian Securities Administrators, and certain entities are also subject to the rules of the applicable self-regulatory organization, including as of January 1, 2023, the Canadian Investment Regulatory Organization ("CIRO"), the self-regulatory organization resulting from the amalgamation of the Mutual Fund Dealers Association of Canada and the Investment Industry Regulatory Organization of Canada. These entities may be subject to examinations or proceedings by the various Canadian Securities Administrators and self-regulatory organizations. These examinations or proceedings could subject our registered subsidiaries to a range of regulatory sanctions, including censure, limitations on the registrant's activities, and termination of registration, and could subject these entities to a cessation of sales or the rescission of a sale of securities.
Client Protection for Financial Institution Failure
Sun Life Assurance’s Canadian policyholders are provided protection from an insolvency through Assuris, a not-for-profit organization that is funded by its member insurance companies. Every life insurance company authorized to sell insurance policies in Canada is required, by the federal, provincial and territorial regulators, to become a member of Assuris. Assuris provides separate protection for individual, group, registered and non-registered, life insurance policies and annuity policies.

The Canadian Investor Protection Fund ("CIPF") provides Clients with protection, within defined limits, in the event of the insolvency of a CIRO member. The CIPF is funded by its members, including Sun Life Financial Investment Services (Canada) Inc. and Sun Life Canada Securities Inc.

The Canada Deposit Insurance Corporation ("CDIC") is a federal crown corporation created to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Sun Life Financial Trust Inc., fund deposit insurance through premiums paid on the insured deposits that they hold.
Sun Life Financial Inc. | sunlife.com                                           22

             Annual Information Form 2025
Other Regulatory Matters
Privacy of Client Information and Anti-Spam Legislation
Canadian federal, and some provincial, laws and regulations require organizations, including financial institutions, to protect the security and confidentiality of Client information. This includes financial institutions notifying Clients about their policies and practices relating to their collection, use and disclosure of Client information, including protection of that information. Requirements also include an obligation to notify individuals and report to privacy regulators when there is a real risk of significant harm to affected individuals resulting from a breach of security safeguards. In 2021, the Quebec government passed legislation that altered privacy legislation by introducing new rights for individuals, additional obligations for organizations and expansive enforcement powers and financial penalties for non-compliance. The Quebec privacy legislation became fully in force effective September 2024. Canadian anti-spam legislation imposes certain restrictions and formalities on the delivery of commercial electronic messages to existing and prospective Clients. This includes obtaining consent from recipients and providing the ability to unsubscribe from subsequent messages.
Anti-Money Laundering Legislation
The Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Canada, contains measures to assist in detecting, deterring, and facilitating the investigation of money laundering, terrorist financing and sanctions evasion offences. This legislation and the associated regulations impose reporting, recordkeeping and "know your Client" obligations on SLF Inc. and certain of its subsidiaries.
OSFI Revised Guideline E-21: Operational Risk
On August 22, 2024, OSFI released Guideline E-21, which sets out revised operational risk management and new operational resilience requirements for financial institutions. Expectations in the Guideline are subject to phased implementation, with full adherence by September 1, 2026 , and further completion of testing against our critical operations by September 1, 2027. Sun Life is executing on a multi-year plan in respect of this regulatory development.
OSFI Revised Guideline E-23: Model Risk Management
On September 11, 2025, OSFI released Guideline E-23, which sets out model risk management requirements for the use of traditional actuarial and other financial models as well as emerging technologies such as AI and machine learning. This updated guideline applies to all federally regulated Banks, Trust & Loan and Insurance Companies, including Sun Life, with an effective date of May 1, 2027. Sun Life's robust model risk management framework is materially aligned with the Guideline's requirements. The company has developed a plan to ensure full compliance by the effective date.

United States
In the U.S., SLF Inc. does not carry on business and is not regulated as an insurance company. Sun Life Assurance and several indirect U.S. subsidiaries of SLF Inc. carry on business and are regulated as insurance companies in the U.S. Michigan is Sun Life Assurance's "state of entry" and is treated as the state of domicile for Sun Life Assurance's U.S. branch (the "U.S. Branch"). The U.S. Branch is licensed to transact business in every state in the U.S. except New York, plus in the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. SLF Inc.'s U.S. life and health insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, and Puerto Rico.

Certain U.S. subsidiaries of SLF Inc. (including DentaQuest and its subsidiaries) offer products and services to federal and state health programs that are governed by federal law and subject to regulation by the Centers for Medicare and Medicaid Services ("CMS"). The state health programs are also governed by state health care laws administered by state Medicaid agencies.

In addition, some of SLF Inc.'s U.S. subsidiaries (including MFS and certain of its subsidiaries; Sun Life Capital Management (U.S.) LLC; BentallGreenOak ("BGO"), Crescent Capital Group LP ("Crescent"), AAM and certain of their respective subsidiaries; and some subsidiaries of InfraRed) and various contracts, policies and funds issued, offered or managed by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws.

Regulation of Insurance Operations - State Level
In the U.S., all states, the District of Columbia, and the U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. The primary regulator of an insurance company, however, is the state insurance department or equivalent body located in its state of domicile. Most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, and capital adequacy, as well as the business conduct of insurers. In addition, the laws of the various states provide state insurance regulators with broad administrative powers to approve policy forms and related materials and approve rates for certain lines of insurance, grant and revoke licenses to transact business, regulate trade practices, license agents, and require statutory financial statements. The primary purpose of such regulation is the protection of policyholders and consumers, rather than shareholders.

Sun Life Financial Inc. | sunlife.com                                           23

             Annual Information Form 2025
The NAIC is the U.S. standard-setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S. territories. Through the NAIC, state insurance regulators establish standards and best practices, conduct peer review, and coordinate their regulatory oversight. NAIC members, together with the central resources of the NAIC, form the national system of state-based insurance regulation in the U.S.

The U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are subject to the insurance holding company laws and regulations in the states in which they are domiciled (or deemed to be commercially domiciled). Most states' insurance holding company laws require each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish those authorities with reports that include information concerning capital structure, ownership, financial condition, certain intercompany transactions, enterprise risk management and general business operations. In addition, under most states' holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and equitable and the insurer's policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of certain intercompany transfers of assets or other material affiliate transactions to which a domestic insurer is a party. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.

SLF Inc.'s U.S. captive insurance companies are subject to the laws and regulations applicable to captive insurers in their states of domicile, as well as the terms of the business plans approved by, and the licensing orders issued by, the companies' domestic regulators. Generally, a captive insurance company is required to seek regulatory approval prior to taking any action that would deviate from the activities described in its approved business plan or specifically permitted by the licensing order issued by its domestic regulator.

The U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed, and their business and accounts are subject to examination by such regulators at any time. Regulators have authority to limit or prohibit the ability to issue new policies if, in their judgment, an insurer is not maintaining sufficient surplus or capital or if the further transaction of business would be detrimental to policyholders.

As part of their oversight process, state insurance departments conduct detailed examinations periodically (generally, every three to five years) of the financial condition and market conduct of insurance companies domiciled in their states. The latest published examination reports of the U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries did not raise any material issues or adjustments. In addition to the periodic examinations, states will on occasion perform targeted market conduct reviews that may cover, among other things, content of disclosures, advertising, sales practices and complaint handling. Examinations are periodically conducted in cooperation with the departments of other states under guidelines published by the NAIC.
Restrictions on Dividends
The amount of dividends that an insurance company may pay to its parent without prior regulatory approval is regulated under the U.S. state insurance holding company laws and regulations and under the terms of licensing orders issued by various states.
NAIC IRIS Ratios
The NAIC has developed a set of financial relationships or "tests" known as the Insurance Regulatory Information System ("IRIS") to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called the Financial Analysis Solvency Tracking System, is also used for monitoring. Insurance companies generally submit data to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined "usual ranges". Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. Generally, if four or more of an insurance company's ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies with various degrees of supervision, ranging from increased monitoring to certain business limitations. For the twelve-month period ended December 31, 2024, the most recent period for which results are available, SLF Inc.'s U.S. life and health insurance subsidiaries were within the usual ranges for most of the IRIS ratios. The U.S. Branch had two ratios outside of the usual ranges. The ratios that were outside the usual ranges did not indicate any adverse solvency issues.
Risk-based Capital Ratio Requirements
All states have risk-based capital ("RBC") ratio requirements for insurance companies. The NAIC RBC system was created to provide a capital adequacy standard that is related to risk, raises a safety net for insurers, is uniform among the states, and provides regulatory authority for timely action. The RBC system requires an insurer to calculate a minimum amount of capital that it must maintain to support the various risks to which it is exposed. A separate factor is used across each major risk category, and may vary by primary insurance type. RBC focuses on the material risks that are common for the particular insurance type. For life and health insurance, RBC considers investment risk, insurance risk, interest rate risk, and other
Sun Life Financial Inc. | sunlife.com                                           24

             Annual Information Form 2025
market and business risks, by applying factors to various amounts presented in the company's statutory financial statements. For the year ended December 31, 2025, the RBC ratios for the U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are expected to exceed the levels under which any remedial or regulatory action would be required.
Statutory Reserves
State insurance laws require life and health insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for the U.S. Branch and SLF Inc.'s other U.S. life and health insurance subsidiaries must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for the associated contractual obligations and related expenses of the U.S. Branch and each of SLF Inc.’s life and health insurance subsidiaries. If such opinion cannot be provided, the affected insurer must set up additional reserves.

Under NAIC rules, life and health insurance companies must maintain an asset valuation reserve ("AVR"), which is a provision for potential asset credit defaults. The size of the AVR depends upon the composition and results of a company’s investment portfolio. These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of IFRS and therefore have no impact on SLF Inc.'s reported results of operations or financial position. The AVR affects the determination of statutory surplus, and changes in such reserves may affect the ability of SLF Inc.'s U.S. life and health insurance subsidiaries to pay dividends or other distributions to their respective parents and also may affect the amounts required to be maintained in trust by the U.S. Branch (see discussion below under Minimum Statutory Surplus and Capital).
Minimum Statutory Surplus and Capital
The U.S. Branch and SLF Inc.'s U.S. life and health insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the states in which they are licensed and the types of business that they transact.

The U.S. Branch is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Director of Michigan's Department of Insurance and Financial Services (the "Michigan Director") in an amount at all times at least equal to the sum of the U.S. Branch's reserves and other liabilities, the minimum required capital and surplus, and any additional amounts considered necessary by the Michigan Director to cover the U.S. Branch's liabilities. Generally, these assets are available only to meet the obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. Branch creditors. Amendments to the trust agreement must be approved by the Michigan Director. The U.S. Branch monitors the trust closely to ensure that it holds assets in excess of Michigan’s requirements.
Investments of Insurance Companies
The U.S. Branch and SLF Inc.'s other U.S. life and health insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below-investment-grade fixed income securities, equity real estate, foreign investments and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limits to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such non-qualifying investments.
State Guaranty Association Assessments
All states, the District of Columbia and Puerto Rico require insurers to participate in the local insurance guaranty association. The association may levy assessments for policyholder losses incurred by impaired or insolvent insurers. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. A large part of the assessments paid by SLF Inc.'s U.S. insurance subsidiaries pursuant to these laws may be used as credits for a portion of its U.S. premium taxes.

Regulation of Insurance Operations - Federal Level
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas apply to the conduct of the insurance business, including age and sex discrimination, investment company regulation, financial services regulation, health care regulation, employee benefit plan regulation, foreign corrupt practices regulation and federal taxation. For example, the U.S. Congress has, from time to time, considered legislation related to limitations on antitrust immunity and the alteration of the federal income tax structure.

DentaQuest and certain other U.S. subsidiaries of SLF Inc. administer dental and vision benefits for federal and state health programs that are governed by federal law, including Medicaid and Children’s Health Insurance programs, Medicare Advantage plans, and offerings on federal and state exchanges under the Patient Protection and Affordable Care Act. CMS is the U.S. federal agency that regulates each of these programs. Each U.S. state administers its own Medicaid program and has its own laws and regulations in place. The exchange in each state is operated by CMS, a state agency, or a partnership between the two.

Sun Life Financial Inc. | sunlife.com                                           25

             Annual Information Form 2025
Regulation of Securities Operations
The investment management activities of SLF Inc.'s U.S. subsidiaries are subject to federal and state laws and regulations in the jurisdictions where they conduct business. MFS and certain of SLF Inc.'s other U.S. subsidiaries are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), which imposes various obligations on registered investment advisers, including fiduciary duties, and disclosure, operational, recordkeeping and reporting requirements.

Several of SLF Inc.'s U.S. subsidiaries issue or have issued products that are registered with the SEC as investment companies under the Investment Company Act of 1940, as amended (the "1940 Act") and which issue securities that are registered under the Securities Act of 1933, as amended (the "1933 Act"). Certain of SLF Inc.'s U.S. subsidiaries provide investment management services to affiliated funds, which similarly are registered as investment companies under the 1940 Act and which issue securities that are registered under the 1933 Act. The 1940 Act and the 1933 Act impose various obligations on registered investment companies and with respect to the securities that they issue, including disclosure, operational, recordkeeping and reporting requirements and, in the case of the 1940 Act, prohibitions or restrictions on certain transactions with affiliates.

Registered investment companies and investment advisers are regulated by and subject to examination by the SEC. The SEC is authorized to institute proceedings and impose sanctions for violations of the U.S. federal securities laws. Failure to comply with applicable securities laws could subject SLF Inc.'s investment companies and investment adviser subsidiaries to a range of regulatory sanctions, including censure, limitations on the registrant's activities, and termination of registration, and could subject its registered investment companies to a cessation of sales or rescission of securities sold.

To the extent that any products are deemed to be securities under U.S. federal or state securities laws, they are qualified for sale as needed in certain states in the U.S. and the District of Columbia. Marketing and sales of securities products are subject to the Securities Exchange Act of 1934, as amended (the "1934 Act"), and regulations promulgated by the Financial Industry Regulatory Authority ("FINRA").

Certain of SLF Inc.'s U.S. subsidiaries are registered with the SEC as broker-dealers under the 1934 Act and are subject, for example, to the SEC's net capital rules, and are members of, and subject to regulation by FINRA. Certain other U.S. subsidiaries of SLF Inc. are registered with the SEC as transfer agents under the 1934 Act.

MFS, BGO, Crescent and InfraRed also conduct business in the EU that is also subject to securities laws and regulations. The revised Markets in Financial Instruments Directive and Regulation ("MiFID II") became effective on January 3, 2018 and applies across the EU and member states of the European Economic Area ("EEA"). Some of the main changes introduced under MiFID II include applying enhanced disclosure requirements, enhancing conduct of business and governance requirements, broadening the scope of pre and post trade transparency, increasing transaction reporting requirements, transforming the relationship between Client commissions and research, and further regulation of trading venues. Implementation of MiFID II has had a significant impact on both the structure and operation of EU financial markets. In response to MiFID II, MFS is paying for all external investment research for all Clients (including non-European Clients).

Other U.S. Regulatory Matters
Cybersecurity, Privacy of Client Information and Artificial Intelligence
U.S. regulators at the federal and state level are increasing their focus on privacy, cybersecurity and AI. In particular, the New York Department of Financial Services (“NYDFS”) amended its existing regulations designed to enhance cybersecurity controls of financial institutions, and it includes cybersecurity programs within the scope of examination. The NAIC has developed a model cybersecurity regulation based on New York's rule and states continue to adopt similar measures. These regulations require licensees, including certain of SLF Inc.’s U.S. insurance subsidiaries, to implement risk-based information security programs; establish detailed procedures for investigating cybersecurity events, assessing risk, and overseeing third-party service providers; and comply with increased regulatory reporting requirements.

More than half of the U.S. states have enacted laws relating to AI, and many have adopted the NAIC’s model bulletin on the use of AI by insurers. These laws and guidance establish regulatory standards for responsible use of AI, address issues such as data inaccuracies and vulnerabilities, and safeguard consumers against unfair biases, with a goal of achieving balance between accelerating innovation and mitigating the risk of harm to consumers associated with the technology.

Further, U.S. federal and state laws require financial institutions, including insurers, investment companies and investment dealers, to protect the security and confidentiality of Client information and to notify Clients about the institution’s policies and practices relating to its collection, use and disclosure of Client information. In recent years, U.S. state privacy legislation has become more robust, significantly changing data privacy requirements in the U.S., imposing greater penalties for non-compliance, and providing consumer rights to access, delete and correct their personal information and, in some states, provide a private right of action.

Sun Life Financial Inc. | sunlife.com                                           26

             Annual Information Form 2025
These laws and regulations may increase the costs and compliance obligations associated with the Company’s information security and administration activities.

The USA PATRIOT Act of 2001
The USA PATRIOT Act of 2001 (the "PATRIOT Act") seeks to promote cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism, money laundering or other illegal activities. Regulations applicable to the insurance industry require insurance companies issuing "covered products" to implement anti-money laundering programs and file suspicious activity reports with the U.S. Treasury Department. Financial institutions are also required to perform screening to identify any parties subject to Office of Foreign Assets Control sanctions. SLF Inc.'s U.S. subsidiaries that issue covered products and its U.S. broker-dealer subsidiaries have implemented anti-money laundering control programs to comply with the PATRIOT Act regulations and with the Office of Foreign Assets Control requirements with respect to anti-terrorist financing.

The Employee Retirement Income Security Act of 1974
The U.S. Branch and certain of SLF Inc.’s U.S. life and health subsidiaries provide insurance products and administrative services to employee benefit plans. These plans are governed by the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986. SLC and its affiliate managers also act as a Qualified Professional Asset Manager when providing investment management services to ERISA-based pension plans. Both ERISA and the Internal Revenue Code impose reporting obligations and standards of conduct on plan fiduciaries and certain non-fiduciary service providers who are considered “parties in interest.” As a party in interest to these plans, we are subject to rules disallowing “prohibited transactions,” such as conflict of interest, self-dealing, and similar transactions between a benefit plan and the party in interest. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the U.S. Department of Labor and the U.S. Internal Revenue Service, and enforcement can include penalties and excise taxes if a service provider is out of compliance with the prohibited transaction rules.

Paid Family and Medical Leave
A growing number of states have passed or are considering mandated paid family and medical leave ("PFML") programs. These programs generally provide partial income protection for an employee who is unable to work on account of his or her own serious health condition or for various family care reasons. There are a number of PFML proposals at the federal level as well. While PFML programs overlap with short term disability coverage and, as a result, could have a negative impact on the short term disability marketplace in which the U.S. Branch and SLF Inc.’s U.S. life and health subsidiaries operate, these programs also offer an opportunity for insurers to build new products to serve an emerging market.

The One Big Beautiful Bill Act
Enacted on July 4, 2025, the One Big Beautiful Bill Act (PL 119-21) codified tax and spending policies impacting nearly every sector of the U.S. economy. Among other things, the law made several changes to Medicaid and the Children’s Health Insurance Program, including eligibility criteria and funding mechanisms. These changes may pressure state Medicaid budgets, lead to reduced enrollment in these plans, and/or adjustments to benefits, which may, in turn, impact the products and services that DentaQuest and certain of its subsidiaries offer to federal and state health plans.

Asia
Sun Life carries on business through subsidiaries, joint ventures or associates in the Philippines, Indonesia, Vietnam, Hong Kong, China, India, Malaysia and Singapore. The operations of our subsidiaries, joint ventures and associates in Asia are subject to the local regulatory and supervisory schemes in the jurisdictions in which they operate, which varies from country to country, but the regulators typically grant (or revoke) licenses to operate and control the ability of a company to operate an insurance business in that country.

In general, the applicable legislation in a particular country includes features governing the registration of agents, regulation of product features and product approvals, asset allocation, minimum capital, the basis for calculating solvency and reserves, the valuation of policyholder liabilities, conditions for outsourcing core and non-core functions, policyholder and investor protection, change of directors or key management and money laundering, know-your-Client and terrorist financing requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and may impose restrictions on declaring dividends and the ability to effect certain capital transactions and many jurisdictions require insurance companies to participate in policyholder protection schemes.

Philippines
Our operations in the Philippines, established in 1895, distribute a diverse range of life insurance, asset management and investment products and solutions largely through our career agency sales force, bancassurance channel and an investment management & trust company.
Sun Life Financial Inc. | sunlife.com                                           27

             Annual Information Form 2025
We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc. ("Sun Life Philippines"), and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc. ("Sun Life Grepa"), in which we have a 49% ownership stake. In addition, we offer mutual funds and unit investment trust fund products respectively through Sun Life Asset Management Company, Inc. ("SLAMCI") and Sun Life Investment Management and Trust Corporation ("SLIMTC"). SLIMCTC also provides trust and investment management solutions. There are no foreign ownership restrictions applicable to life insurance, mutual funds, or pre-need and trust companies in Philippines.

Sun Life Philippines and Sun Life Grepa are life insurance companies incorporated in the Philippines and regulated by the Philippine Insurance Commission. Sun Life Philippines offers individual and group life and health insurance products through its agency sales force, brokers and fintech partners. Sun Life Grepa offers its individual and group life insurance products through an agency sales force and through bancassurance distribution arrangements. The Philippine Insurance Commission supervises and regulates the operations of life, non-life, and pre-need companies.

Life insurance companies in the Philippines are required at all times to maintain the minimum net worth requirements prescribed by Philippine Insurance Commission regulations. Current minimum net worth requirements are 1.3 billion Philippine Pesos. Net worth consists of the company's paid-up capital, retained earnings, unimpaired surplus, and other equity accounts under the Philippine Insurance Commission’s Financial Reporting Framework. In addition, life insurance companies must maintain a minimum Risk-Based Capital ratio of 100% as prescribed in the Risk-Based Capital Framework for the Philippine Life Insurance Industry.

SLAMCI is a mutual fund manager and distributor regulated by the Philippine Securities and Exchange Commission. Sun Life Financial Plans, Inc. is a pre-need company that services existing Sun Life pension and education plans in the Philippines, and is regulated by the Philippine Insurance Commission.

SLIMTC is regulated by the Bangko Sentral ng Pilipinas ("BSP") and is licensed to provide trust and investment management services. It was established to provide multi-strategy local and global portfolio management services and deliver superior risk-adjusted returns for both individual and institutional investors in the Philippines. Under BSP regulations, trust companies such as SLIMTC are required to have a minimum unimpaired combined capital accounts of (i) 300 million Philippine Pesos or (ii) 0.10% of the total book value of the company's total assets under management (as defined in BSP regulations), whichever is higher.

Indonesia
In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia.

PT Sun Life Financial Indonesia is licensed to carry on life insurance business in Indonesia and can distribute life insurance products in Indonesia. PT Sun Life Financial Indonesia can additionally manufacture and distribute sharia products in Indonesia through its sharia business.

The Indonesian Financial Services Authorities (Otoritas Jasa Keuangan) ("OJK") is the regulator responsible for supervising and regulating the financial service industries in Indonesia, including the insurance industry. The Indonesia Life Insurance Association ("AAJI") continues to act as a conduit between life insurers and the OJK in terms of the development of new regulations and guidelines in relation to the life insurance sector. Life insurance sales forces (i.e. agents) are licensed by the AAJI and registered in OJK. The Indonesia Sharia Insurance Association acts in the similar capacity as AAJI in relation to the sharia insurance business. The implementation of anti-money laundering controls in the insurance industry is also monitored by the Indonesian Financial Transaction Reports and Analysis Center, in addition to it being under the general supervision of the OJK.

Life insurance companies in Indonesia are required to maintain a minimum solvency ratio of 120% of the minimum required risk-based capital. In December 2023, the OJK enacted regulations requiring conventional insurance companies to meet the following minimum equity requirements: (i) IDR 250 billion by December 31, 2026, and (ii) IDR 500 billion (for tier 1 insurance companies) or IDR 1 trillion (for tier 2 insurance companies) by December 31, 2028. In addition, conventional insurance companies must now meet higher paid-up capital requirements of at least IDR 1 trillion. PT Sun Life Financial Indonesia is required to adjust their issued and paid-up capital in accordance with such requirement prior to any acquisition transaction whereby it acquires control of a company.

In July 2023 and on September 27, 2024, the OJK issued regulations outlining the mechanism and procedures for the sharia unit spin-off. The deadline for insurers to spin-off sharia business units was extended from October 17, 2024 to December 31, 2026, and new requirements were also introduced, including a requirement to submit amendments to sharia spin-off plans to the OJK by December 31, 2023. The amended sharia spin-off plan of PT Sun Life Financial Indonesia was approved by the OJK on June 20, 2024.

Sun Life Financial Inc. | sunlife.com                                           28

             Annual Information Form 2025
The OJK issued regulations effective as of June 23, 2025, which includes requirements relating to the provision of digital insurance services, including a requirement to obtain OJK approval to carry out digital insurance services. The regulation also introduces stricter requirements on the use of insurance agents, which will require insurance companies to implement robust oversight mechanisms to ensure agents comply with the new requirements.

In December 2025, the OJK issued a new regulation that will take effect on 22 March 2026. The regulation requires all health insurance products to implement a co-payment/risk-sharing mechanism whereby policyholders must bear at least 5% of the total claim amount. In addition, insurers must determine an annual deductible amount as agreed in the policy between the insurer and the policyholder.

Effective November 1, 2025, the AAJI issued a decree prohibiting certain practices by life insurance sales agents such as poaching, proxy agents, and twisting, with strict penalties for violations. This initiative aims to maintain good practices, protect customer trust, and ensure fair competition in Indonesia's life insurance sector.

Vietnam
In Vietnam, we offer a diverse range of insurance, savings, investment and pension products through our wholly owned subsidiary Sun Life Vietnam Insurance Company Limited. There are no foreign ownership restrictions applicable to Sun Life Vietnam, however, a transfer of 10% or more of the charter capital of any life insurer must be approved by the Ministry of Finance of Vietnam ("MOF").

In June 2022, the Vietnam National Assembly adopted a new Law on Insurance Business (the "Law on Insurance Business 2022") which took effect from January 1, 2023, with the exception of some requirements that have a transition period. In
July 2023, the Government of Vietnam issued a new decree on the implementation of the Law on Insurance Business 2022 (“Decree No. 46”), which took effect from July 1, 2023 with a number of provisions taking retroactive effect from
January 1, 2023.

Insurance operations in Vietnam are mainly regulated by the MOF, which sets the standards on all insurance business matters, including product approvals, limits on commission rates payable on insurance products, actuarial liability valuation, and solvency requirements. Life insurers have responsibility for minimum legal capital of Vietnamese Dong ("VND") 600 billion and that a security deposit equal to 2% of the legal capital be maintained at a commercial bank in Vietnam. Life insurers that sell pension products or unit-linked products are required to have a minimum legal capital of VND 800 billion. Life insurers that sell pension and unit-linked products are required to have a minimum legal capital of VND 1,000 billion. The equity of the owner of a life insurer must not be lower than the required minimum legal capital applicable to that insurer. Current minimum legal capital requirements of life insurers that sell pension products or unit-linked products will continue to apply to life insurers licensed before January 1, 2023 (including Sun Life Vietnam) until the end of 2027. Beginning January 2028, life insurers in Vietnam will be required to follow increased minimum legal capital requirements set out in Decree No. 46, including minimum requirements of VND 750 billion for life insurers generally, VND 1,000 billion for life insurers selling pension or unit-linked products and VND 1,300 billion for life insurers selling pension and unit-linked products.

The Required Solvency Margin ("RSM") is VND 300 billion over the minimum solvency margin for insurers selling pension products and VND 200 billion over the minimum solvency margin for insurers selling unit-linked and universal life products. The MOF also requires life insurers to maintain: (a) minimum reserves; (b) for unit-linked policies, a minimum solvency margin of 1.5% insurance reserves plus 0.3% of the sums at risk; (c) for universal life products and pension products, a minimum solvency margin of 4% of insurance reserves plus 0.3% of the sums at risk; and (d) for other life insurance policies and health policies, a minimum solvency margin of 4% of insurance reserves plus either (i) 0.1% of sums at risk for policies with a term of five years or less, or (ii) 0.3% of the sums at risk for policies with a term over five years. Life insurers must also establish a reserve fund to ensure their solvency. These minimum solvency margin requirements will continue to apply until the end of 2027, and thereafter life insurers will be required to maintain a RBC ratio (as further described below). Life insurers are to deduct 5% of annual profit after-tax to set up a compulsory reserve fund, the maximum of which is equal to 10% of the charter capital.

Sun Life Vietnam’s products are generally distributed through a career agency sales force, including individual agency, corporate agency and bank partners, for individual Clients and through a corporate agency for corporate Clients. Sun Life Vietnam has an option to contract with eligible insurance auxiliary service providers to support Sun Life Vietnam in selling Sun Life Vietnam's products to Clients. The insurance auxiliary services include insurance consultation, insurance risk assessment, insurance calculation, insurance loss assessment and insurance claim assistance.

Notably, the Law on Insurance Business 2022 allows 100% foreign ownership for onshore insurers and re-insurers. The Law on Insurance Business 2022 also provides for a clearer regime for market participants (including Sun Life Vietnam) to provide insurance services and products via online platforms, and introduces regulations on RBC in order to apply a RBC management model in the Vietnamese insurance market. Accordingly, an insurer’s solvency will be conditional on, among other things, maintaining a capital adequacy ratio based on the actual capital and the risk-based capital of the insurer. The risk-based capital will be determined based on the size and quantification of the impacts of various groups of risks on the business activities of the insurer including: (i) insurance risks, (ii) market risks, (iii) operational risks, (iv) other risks that have not been
Sun Life Financial Inc. | sunlife.com                                           29

             Annual Information Form 2025
taken into account. The RBC regime is under development by the MOF with international and market consultation to ensure its full implementation by January 1, 2028.

On November 2, 2023, the MOF issued the New Circular No. 67, which took immediate effect and details a number of provisions of the Law on Insurance Business 2022 and Decree No. 46. Circular No. 67 provides new guidelines for the insurance sector, including requirements related to: (i) payment to distribution channels being tied to quality and persistency targets; (ii) a cap on the override compensation to the distribution channels from 2026; (iii) restrictions on selling investment-linked products to loan clients of the corporate agent; (iv) audio recording insurance consultations; and (v) having acknowledgement of policyholders in illustration materials, and for the sale of investment-linked products.

The new Law on Credit Institutions adopted by the Vietnam National Assembly on January 18, 2024 took effect on July 1, 2024 and has critical impacts on the bancassurance business of credit institutions (including banks, finance companies, micro finance companies, credit funds). Most importantly, credit institutions are prohibited from tying the selling of non-mandatory insurance products (such as life and health insurance products) with banking products/services. Circular No. 34 issued by the Governor of State Bank of Vietnam (“SBV”), and which took effect on July 1, 2024, regulates insurance agency activities through commercial banks and foreign bank branches. Under Circular No. 34, commercial banks and foreign bank branches licensed by the SBV are allowed to carry out insurance agency activities with respect to the types of insurance as stipulated in the Law on Insurance Business 2022, subject to compliance with provisions of the insurance business regulations and relevant laws. For existing bancassurance agreements between commercial banks/foreign bank branches and the insurer signed before July 1, 2024, commercial banks and foreign bank branches are allowed to continue collecting insurance premiums, collecting claim documents and paying insurance proceeds as agreed.

Hong Kong
Our operations in the Hong Kong Special Administrative Region offer a full range of products to address insurance and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

Sun Life Hong Kong Limited ("SLHK") is authorized by the Hong Kong Insurance Authority ("IA") under the Insurance Ordinance to carry on certain classes of long-term business in or from Hong Kong. On June 26, 2017, the IA took over from the previous governmental regulator, the Office of the Commissioner of Insurance, the functions of overseeing the authorization and regulation of insurance companies in Hong Kong. On September 23, 2019, the IA took over the regulation of insurance intermediaries from the then existing self-regulatory organizations through a new statutory licensing and intermediary supervision regime. The offer of our investment linked insurance products, pooled retirement funds, approved pool investment funds, mandatory provident fund schemes and occupational retirement schemes are also regulated by one or more of the financial services regulators, including the IA, the Hong Kong Securities and Futures Commission and/or the Mandatory Provident Fund Schemes Authority. Our trustees and intermediaries who administer and distribute these products, funds and schemes are also supervised and regulated by one or more of the above regulators.

In Hong Kong, long-term insurance companies were required to maintain at all times a RSM. Prior to July 1, 2024, the RSM was the higher of $2 million Hong Kong dollars ("HKD") or the aggregate of two components: a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance (Margin of Solvency) Rules (which was generally 4% of the mathematical reserves and 0.3% of the capital at risk). For a long-term insurer, the value of its assets had to be greater than the amount of its liabilities by at least the RSM. The minimum paid-up capital for insurers in Hong Kong was HKD$10 million. In practice, the actual capital requirement was much higher than what the law required, and would also depend on the business undertaken by the insurer. Despite the above, in practice, the IA imposed additional solvency requirements to ensure a sound and healthy insurance market.

The Insurance (Amendment) Ordinance 2023 (the “Amendment Ordinance”) came into force in Hong Kong on July 1, 2024 and substantially amended the capital base amount requirements applicable to Hong Kong insurers, amongst other requirements. The Amendment Ordinance introduces a statutory basis for the implementation of the RBC regime in Hong Kong, under which an insurer’s capital adequacy is assessed on the basis of its risk profile rather than on the basis of its solvency margins. For example, under the Insurance (Valuation and Capital) Rules, an applicable insurer’s capital base must now be not less than each of (a) a “prescribed capital amount” (which is an aggregate risk capital amount determined based on the risks faced by the insurer’s business, such as market risk, life insurance risk, counterparty default risk and operational risk); (b) a “minimum capital amount”, being 50% of the prescribed capital amount; and (c) HK$20,000,000. SLHK received approval from the IA for early adoption of the RBC regime on August 14, 2023.

On July 30, 2025, the IA introduced new remuneration spreading requirements for participating long-term insurance business effective January 1, 2026, which are aimed at enhancing policyholder protection and discouraging aggressive sales practices.

The IA also published guidelines effective March 31 which require insurers to, among other items: (i) establish a Participating Business Committee for independent advice to the board on (among other things) the management of participating business
Sun Life Financial Inc. | sunlife.com                                           30

             Annual Information Form 2025
and its fairness; and (ii) establish a corporate policy in relation to the allocation of distributable surplus/profits between shareholders and participating policyholders, and the declaration of dividends/bonuses to policyholders.

Hong Kong’s company re-domiciliation regime, effective on May 23, 2025, allows companies incorporated overseas to re-domicile to Hong Kong. A Non-HK Insurer must receive a letter of no-objection from the IA before it applies to the Hong Kong Companies Registry for re-domiciliation. The Non-HK Insurer must have a viable implementation plan of the re-domiciliation, and establish and maintain effective systems for a reasonable period of time to address inquiries or concerns from policyholders.

China
Sun Life Everbright Life Insurance Company Limited is a domestically-invested life insurance company in China, in which we have a 24.99% ownership stake. It operates a multi-distribution model that combines a direct career agency, brokerage, group insurance and bancassurance alliances to sell individual life and health insurance and savings products.

Sun Life Everbright Life Insurance Company Limited has a 99% ownership stake in Sun Life Everbright Asset Management Co., Ltd, which carries on business in China as an insurance asset management company.

The insurance industry in China is regulated by the newly created National Financial Regulatory Administration (“NFRA”), which replaces the former China Banking and Insurance Regulatory Commission (“CBIRC”). The NFRA supervises the financial industry (with the exception of the securities sector) and is responsible for protecting the rights and interests of financial consumers, strengthening risk management and investigating and enforcing laws and regulations. The NFRA has taken over certain functions of the People’s Bank of China and the China Securities Regulatory Commission, including the routine supervision of financial companies and the protection of financial consumers and investors.

Currently, insurance companies established in China (including life insurance companies) are allowed to use their insurance funds (including their capital funds, reserve funds, undistributed profits, various reserves and other funds, whether dominated in RMB or a foreign currency) to invest in a range of assets (subject to the satisfaction of conditions prescribed for each form of investment) including but not limited to negotiable securities, stocks, financial derivatives and certain qualified financial products of financial institutions such as commercial banks, wealth management companies and other investment channels as approved by the State Council.

The minimum paid-up capital of an insurance company is RMB200 million (in cash only) and there are additional capital requirements when additional branches are established.

Insurance asset management companies are also regulated by the NFRA and may conduct the following businesses, among others: (i) managing insurance funds entrusted to them by their clients (including but not limited to their shareholders and the insurance companies controlled by their shareholders) and various assets generated therefrom; (ii) managing other funds (including basic endowment insurance funds, social security funds, enterprise annuity funds, occupational annuity funds and other funds of domestic and foreign qualified investors) and various assets generated therefrom; (iii) managing and utilizing their own funds in RMB or foreign currencies; and (iv) maintaining an asset-backed security business and offering insurance asset management products.

The management and utilization of insurance funds by insurance asset management companies is subject to requirements and limitations that are similar to those applicable to insurance companies. Currently, insurance asset management companies established in China are allowed to use the entrusted insurance funds to invest in a range of assets including but not limited to bank deposits, bonds, stocks and other investment channels as approved by the State Council. Independent custodians are designated for funds managed by insurance asset management companies and those custodians must be commercial banks or other financial institutions that satisfy regulatory requirements. The registered capital of an insurance asset management company must not be less than RMB100 million or the equivalent amount in a freely convertible foreign currency.

Insurance companies may, either by themselves or by entrusting qualified investment managers, use their insurance funds to make investments, and such "qualified investment managers" include insurance asset management companies and their subsidiaries. Insurance asset management companies are allowed to manage and utilize not only entrusted insurance funds, but also other entrusted funds of non-insurance clients.

Insurance asset management companies are also allowed to carry out insurance asset management product business in accordance with the regulator's rules and should complete the product issuance, registration, custody, transaction, settlement, information disclosure and other processes via an asset registration and transaction platform as approved by the regulator. The regulator is responsible for dynamically supervising the full process of the operation and management of such products and identifying the ultimate investors (beneficiaries) and the underlying assets.

Effective January 1, 2020, the former CBIRC lifted the previous 51% cap on foreign ownership in life insurance companies established in China, which means that a foreign investor is now permitted to wholly own a life insurance company in China. In
Sun Life Financial Inc. | sunlife.com                                           31

             Annual Information Form 2025
October 2019, the former CBIRC also implemented an amendment to the Administrative Regulations on Foreign-Invested Insurance Companies, which relaxes market access by removing the requirement that a foreign insurance company must have engaged in insurance business for more than 30 years and have maintained a representative office in China for at least two years before it can establish a foreign invested insurance company in China, and allows foreign insurance groups to invest in and establish an insurance company and other overseas financial institutions to make investments in insurance companies.

Effective September 1, 2022, the Regulations on the Management of Insurance Asset Management Companies no longer include restrictions on the shareholding ratio of foreign investors in insurance asset management companies.

Effective March 1, 2025, the NFRA requires insurers to proactively improve compliance governance by enhancing their compliance management organizational structure and functions and establishing the role of Chief Compliance Officer.

On April 2, 2025, the NFRA published a notice which refines the scope of industries eligible for major equity investments in unlisted enterprises by insurance funds, guiding insurance funds to strategic and emerging sectors relevant to the insurance industry. The notice also requires insurance institutions to strengthen overall management of invested enterprises, establish sound equity investment decision-making and authorization mechanisms and enhance internal management.

India
Aditya Birla Sun Life Insurance Company Limited ("ABSLI") is our life insurance joint venture with the Aditya Birla Group in India in which we have a 49% stake. ABSLI provides a full range of individual and group insurance, savings and retirement products through a multi-channel distribution network, including an agency sales force, bancassurance distribution, brokers and worksite marketing.

Insurance operations in India are regulated by the Insurance Regulatory & Development Authority of India ("IRDAI"), whose duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry. In recent years, a number of regulatory changes have been introduced, affecting matters that include product design and structure including commissions, distribution, investments, management expenses, risk management, corporate governance, insurer's registration, remuneration of non-executive directors and key management persons, actuarial, valuation and investment functions, advertising, opening and closure of places of business, policyholder interests and grievance-handling.

Life insurance companies in India are expected to maintain a minimum control level of solvency of 150% of the RSM at all times, where the RSM is an amount calculated by applying specified factors to mathematical reserves and amounts-at-risk. The RSM is required to be at least fifty percent of the minimum required paid-up capital, which is INR 1 billion for life insurance companies.

The foreign investment limit in the insurance sector in India is 74% of the equity share capital in an Indian insurance company. In addition, prior approval is required from the IRDAI for any sale or purchase of shares over 1% of the total equity share capital.

Aditya Birla Sun Life Pension Fund Management Limited ("ABSLPFML") is a wholly owned subsidiary of ABSLI. ABSLPFML’s business offers pension solutions and acts as Pension Fund Manager under the National Pension Scheme Trust of the National Pension System ("NPS") to manage pension funds in the private sector according to the provisions of the NPS, the schemes, and the guidelines issued by the Pension Fund Regulatory and Development Authority.

Mutual funds and portfolio management services in India are regulated by the guidelines and regulations issued by the Securities and Exchange Board of India and various other applicable statutes.

We, along with Aditya Birla Capital Limited, are the promoters of ABSLAMC, an asset management company in India. In 2024, to comply with India’s minimum public shareholding requirements applicable to Indian listed companies, we completed sales of 6.3% and 0.2% of our equity shares in ABSLAMC, which reduced our ownership interest from 36.5% to 30% (additional information on these transactions can be found in this AIF under the heading Three Year History: Acquisitions, Disposals, and Other Developments - Asia). The equity shares of ABSLAMC are listed on the National Stock Exchange of India Limited and BSE Limited.

ABSLAMC is primarily the investment manager of Aditya Birla Sun Life Mutual Fund, a registered trust under the Indian Trusts Act, 1882. ABSLAMC also operates multiple alternate strategies including Portfolio Management Services, Real Estate, Investments and Alternative Investment Funds. It is also registered as a Fund Management Entity with the International Financial Services Centres Authority in Gujarat International Finance Tec-City (GIFT CITY). ABSLAMC has also set up wholly owned subsidiaries in Singapore, Dubai and Mauritius.

Sun Life Financial Inc. | sunlife.com                                           32

             Annual Information Form 2025
Malaysia
Our operations in Malaysia offer individual and group insurance and takaful products through Sun Life Malaysia Assurance Berhad ("SLMA") and Sun Life Malaysia Takaful Berhad ("SLMT"), respectively, our joint ventures with Renggis Ventures Sdn. Bhd. (a subsidiary of Khazanah Nasional Berhad), in which we have a 49% ownership stake in each company. SLMA has an exclusive bancassurance agreement with CIMB Bank Berhad to distribute insurance products through its network across Malaysia, while SLMT has an exclusive bancatakaful agreement with CIMB Islamic Bank Berhad to distribute takaful products through its network across Malaysia. The companies have expanded their distribution channel to include other bancassurance and bancatakaful partners, agency distribution, direct marketing, government and corporate business, telemarketing, online and telco-assurance.

The central bank of Malaysia, Bank Negara Malaysia ("BNM"), regulates entities carrying on the insurance and takaful business in Malaysia and requires insurers and takaful operators to have a minimum paid-up capital of Ringgit Malaysia 100 million. BNM also requires insurers and takaful operators to maintain a capital adequacy level that is commensurate with their risk profiles under the risk-based capital frameworks and has set a minimum Supervisory Target Capital Level of 130%. Based on current Government policy, there is a 70% limit on foreign equity ownership in insurance companies and takaful operators in Malaysia.

On June 28, 2024, BNM issued its Exposure Draft on proposed changes to the Risk-Based Capital Framework for Insurers and Takaful Operators. This Exposure Draft takes into consideration the developments in global regulatory capital standards since the introduction of the current RBC framework, and aims to achieve greater alignment with key elements of such global regulatory capital standards, e.g. the Insurance Capital Standard issued by the International Association of Insurance Supervisors and the relevant standards issued by the Islamic Financial Services Board, with appropriate modifications for the Malaysian market. As part of the Exposure Draft, BNM has asked insurers and takaful operators to conduct a second quantitative impact study to assess the impact of the proposed new framework by December 31, 2024. BNM targets implementation of the revised RBC framework with a potential parallel run after the issuance of the final policy document, which is expected to be in 2026.

Singapore
Sun Life Assurance Company of Canada Singapore Branch carries on a life insurance business in Singapore. It is licensed as a Direct Insurer (Life) with the Monetary Authority of Singapore ("MAS") pursuant to the Insurance Act 1966, to serve a defined market segment subject to certain conditions including its policies having a minimum policy size. The MAS is Singapore’s central bank and the supervisory and regulatory authority over financial institutions including insurance companies, and oversees matters including those relating to licensing and registration, business conduct, solvency and capital adequacy, product compliance requirements, and anti-money laundering matters.

In Singapore, an insurer licensed as a Direct Insurer (Life) is required to maintain at all times a paid-up ordinary share capital (or its equivalent recognized by the MAS as applicable under the laws of the insurer’s jurisdiction of incorporation) of no less than SGD10 million. Singapore has adopted the Risk-Based Capital 2 framework and as such, Sun Life Assurance Company of Canada Singapore Branch is also subject to ongoing fund solvency and capital adequacy requirements as set out in the Insurance (Valuation and Capital) Regulations 2004, MAS Notice 133 (Valuation and Capital Framework for Insurers), and any directives from the MAS, as amended from time to time.

Sun Life must comply with various anti money-laundering laws, notices and guidelines applicable to insurers in Singapore. Effective July 1, 2025, MAS Notice 314 (Prevention of Money Laundering and Countering the Financing of Terrorism) and its accompanying Guidelines were revised and impact an insurer licensed as a Direct Insurer (Life) by (i) mandating proliferation financing assessments; (ii) clarifying required measures (such as screening and source of wealth and source of funds establishment); (iii) requiring the screening of customers for complex ownership structures; and (iv) updating the requirements for filing suspicious transaction reports.

Bermuda
Sun Life Assurance and certain SLF Inc. subsidiaries carry on insurance and investment business in or from Bermuda and are regulated as insurance or investment companies, as the case may be, in that jurisdiction. The Bermuda Monetary Authority ("BMA") is the primary regulator of domestic and international insurance and investment companies carrying on business in or from Bermuda, and has regulatory authority for licensing and registration matters. The BMA has broad supervisory powers to regulate licensees under the Insurance Act 1978 and the Investment Business Act 2003, and is also the designated supervisory authority over the financial services industry in respect of Bermuda’s Proceeds of Crime Act anti-money laundering legislation. In accordance with these and related laws, Sun Life Assurance and certain subsidiaries of SLF Inc. are subject to requirements governing their solvency, financial reporting, privacy and data security and business conduct.

Other Jurisdictions
In each of the countries in which our other subsidiaries, joint ventures and associates operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries, joint ventures and associates are required to meet specific minimum working and regulatory capital requirements. Certain of our
Sun Life Financial Inc. | sunlife.com                                           33

             Annual Information Form 2025
subsidiaries (including MFS, BGO, InfraRed, Crescent and/or their respective subsidiaries), joint ventures and associates, also conduct business in various jurisdictions, including the UK, Dubai, Japan and Australia, that are subject to applicable laws and regulations, which vary from jurisdiction to jurisdiction.

Risk Factors
The Risk Categories section under the Risk Management heading in our 2025 MD&A provides a summary of some of the significant risks that could affect (and, in some cases, are affecting) our business, reputation, financial condition or results of operations. As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors. Volatility can exist around expected financial results and from short term variability of, trends over, and extreme events related to key risks. In addition, risk correlation, interconnected risks, terms of exposure and the risk horizon are important elements to consider while identifying risks.

These risk factors have been grouped as outlined in our Risk Management Framework into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Other risks, not specified in the 2025 MD&A, may exist but are not considered to be material at the present time may also impact our business in the future. This information should be considered carefully together with other information in this AIF and in the 2025 MD&A, the 2025 Consolidated Financial Statements and other reports and materials that we file with securities regulators.

These risks may occur independently, in combinations, and/or may occur simultaneously or in an environment where one or more risks evolve rapidly. For example, a major pandemic could have a material adverse impact on mortality and morbidity claims experience. Such an event may also trigger adverse global capital markets developments, including a downturn in equity market levels and interest rates, increased market volatility and credit deterioration, and could also lead to operational risks such as disruptions within the organization and in third party service arrangements or a government or regulatory response.

While a number of risks that are described in the 2025 MD&A provide examples of inter-connectedness and relationships between risks, these do not represent a complete inventory. It should be noted that these relationships can continue to develop and change over time, and the combined adverse impact on our profitability, financial position, and reputation could be significantly greater than the sum of the individual parts. Our assessment of the impact and probability of these risks changes over time.

A description of our risk management approach can be found under the heading Risk Management in our 2025 MD&A. Many of the risk factors set out in the 2025 MD&A contain forward-looking statements.

Legal and Regulatory Proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings is provided in Note 22.G of our 2025 Consolidated Financial Statements and is incorporated herein by reference.

Since January 1, 2025, (i) no penalties or sanctions have been imposed against Sun Life by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; (ii) Sun Life has not entered into any settlement agreements with a court relating to Canadian securities legislation or with a Canadian securities regulatory authority and (iii) no penalties or sanctions have been imposed against Sun Life by a Canadian securities regulatory authority, other than nominal late filing fees, or by a court relating to Canadian securities legislation.

Additional Information
Additional information including directors' and officers' remuneration and indebtedness, principal holders of SLF Inc.'s securities, securities authorized for issuance under equity compensation plans and interests of informed persons in material transactions, if applicable, is contained in SLF Inc.'s information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in SLF Inc.'s MD&A and consolidated financial statements for its most recently completed financial year.

Requests for copies of these documents may be sent to the Corporate Secretary of SLF Inc. at 1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6. Copies of these documents and other additional information related to SLF Inc. are available at www.sunlife.com, www.sedarplus.ca and www.sec.gov.
Sun Life Financial Inc. | sunlife.com                                           34

APPENDIX A

SUN LIFE FINANCIAL INC. AND SUN LIFE ASSURANCE COMPANY OF CANADA (TOGETHER, "SUN LIFE")

Charter of the Audit Committee

The Audit Committee (the “Committee”) is responsible for assisting Sun Life’s Board of Directors (the “Board”) in overseeing the integrity of financial statements and related information provided to shareholders and other stakeholders, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence, and performance of the external auditor. The Committee also acts as the audit committee for certain subsidiaries of Sun Life that are federally regulated financial institutions in accordance with the applicable provisions of the Insurance Companies Act (Canada) and the Trust and Loan Companies Act (Canada).
1.Duties and Responsibilities

In assisting the Board with its oversight role, the Committee:
1.1Financial Reporting

a)Reviews with management and Sun Life’s external auditor (the “External Auditor”) and makes recommendations to the Board on the approval of the quarterly unaudited and the annual audited consolidated financial statements, including the notes thereto, quarterly and annual Management’s Discussion and Analysis and the related earnings news releases (collectively, the “Financial Disclosure Documents”).
b)In conducting its review of the Financial Disclosure Documents:
i.reviews the reported and underlying earnings;
ii.discusses with the President and Chief Executive Officer and the Chief Financial Officer any significant issues raised in connection with the certifications relating to financial disclosure and controls that those officers are required to file with securities regulatory authorities;
iii.reviews reports from the Chief Actuary on the parts of the Financial Disclosure Documents prepared by the Chief Actuary;
iv.reviews with management and the External Auditor Sun Life’s principal accounting and actuarial practices and policies;
v.reviews other non-financial disclosures required to be included in the Financial Disclosure Documents; and
vi.considers emerging industry, regulatory and accounting standards and the possible impact on Sun Life’s principal accounting practices and policies, including consideration of the use of non-International Financial Reporting Standards (“IFRS”) measures.
c)Periodically reviews tax matters.
d)Reviews, at least annually, a report on litigation matters.
e)At the request of the Chair of the Committee, reviews finance, accounting and tax related aspects of material transactions that are being proposed by Sun Life.
Sun Life | Charter of the Audit Committee                                         35

1.2Internal Controls
a)Requires management to implement and maintain appropriate systems, processes, and controls to ensure accurate, complete, and timely reporting of financial and related information; evaluates the effectiveness of such systems, processes and controls; and ensures that appropriate action is being taken to address any material internal control deficiencies.
b)Requires management to implement and maintain appropriate systems, processes, and controls with respect to Sun Life’s sustainability reporting; evaluates the effectiveness of such systems, processes and controls; and ensures that appropriate action is being taken to address any material control deficiencies.
c)Reviews, at least annually, and makes recommendations to the Board on the approval of Sun Life’s Internal Control Framework.
d)Reviews, at least annually, procedures established to handle complaints received by Sun Life related to accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of any concerns regarding questionable accounting or auditing matters.
e)Reviews quarterly reports from the Chief Compliance Officer on complaints related to accounting, internal accounting controls or auditing matters, if applicable.
f)Reviews management’s quarterly reports on the effectiveness of Sun Life’s internal controls over financial reporting, and any updates on evolving disclosure standards related to such controls.
g)Reviews, as required, management’s reports relating to emerging industry, regulatory and accounting standards, including their impacts on Sun Life’s principal accounting practices and policies, and the status of their implementation.
h)Meets, as required, with the Business Group Chief Financial Officers and Heads of Internal Audit to review the control environment, resources, organizational structure, and priorities.
1.3Internal Audit
a)Reviews the Chief Auditor’s quarterly reports on the effectiveness of Sun Life’s governance, risk management and internal controls, and performance of the internal audit function relative to its plan.
b)Reviews and approves the annual internal audit plan including resources, budget and expenses, reviews any significant changes to the internal audit plan, reviews any restrictions on the scope of activities or access to information during the audit, and oversees the coordination of the internal audit plan with the External Auditor’s audit plan.
c)Together with the Chair of the Committee, interacts with the Chief Auditor and senior management as required to support fulfilment of the Chief Auditor’s mandate.
d)Ensures the Chief Auditor reports on a functional basis to the Chair of the Committee and administratively to the President and Chief Executive Officer.
e)Reviews annually the internal audit quality assurance and improvement program including, when applicable, external quality assessments.

Sun Life | Charter of the Audit Committee                                         36

1.4External Auditor
a)Reviews the External Auditor’s audit findings reports and:
i.seeks assurances from the External Auditor that the financial statements, including the notes thereto, fairly present the financial position, results of operations and cash flows of Sun Life;
ii.assures itself that the External Auditor is satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles, reflect an appropriate application of IFRS;
iii.discusses with the External Auditor any significant changes that were required in the external audit plan; and
iv.discusses any significant issues raised with management during the audit or review and oversees the resolution of any disagreements, including any restrictions on the scope of activities or access to information, and those matters that are required to be discussed under generally accepted auditing standards.
b)Reviews any assurance provided in respect of Sun Life’s sustainability reporting.
c)Discusses with the External Auditor on a quarterly basis the results of quarterly review procedures over the financial statements, including discussions on key areas of judgement, significant transactions in the quarter and the progress against the external audit plan.
d)Reviews the independence of the External Auditor, including the requirements relating to such independence under the laws governing Sun Life, the applicable rules of stock exchanges on which Sun Life’s securities are listed, and regulatory bodies with responsibility for establishing auditor independence requirements and policies and at least annually receives and reviews with the External Auditor its written statement delineating relationships with Sun Life and, if necessary, recommends that the Board take appropriate action to satisfy itself of the External Auditor’s independence and accountability to the Committee, the Board and shareholders.
e)Appraises the qualifications and performance of the External Auditor, including timing and implementation of the rotation of the lead audit partner, and recommends to the Board the appointment, or if so, determined by the Committee the replacement, of the External Auditor, subject to the approval of the shareholders.
f)Reviews and approves the scope and terms of the External Auditor’s engagement and reviews and recommends for approval by the Board the engagement letter and remuneration of the External Auditor.
g)Reviews and approves the Restricting Use of External Auditor Policy which outlines the services for which the External Auditor can be engaged, the approval process for such services and the policy regarding the employment of former employees of the External Auditor.
h)Determines, reviews, and approves the services to be performed by the External Auditor and the fees to be paid to the External Auditor for audit, audit-related and other services permitted by law and in accordance with the Restricting Use of External Auditor Policy.
i)Reviews with the External Auditor and management the overall scope of the external audit plan, quality control procedures and the resources that the External Auditor will devote to the audit.
j)Discusses with the External Auditor the financial and control-related aspects of material transactions that are being proposed by Sun Life.
Sun Life | Charter of the Audit Committee                                         37

1.5Resources and Talent
a)Reviews, at least annually, and approves changes to the statements of mandate, responsibility and authority of the Chief Actuary, Chief Auditor and Chief Financial Officer and the organizational structure of the Actuarial, Finance and Internal Audit functions.
b)Reviews, at least annually, the adequacy of the authority, independence and resources of the Chief Actuary, Chief Auditor and Chief Financial Officer.
c)Reviews, at least annually, management’s reporting on the state of the information technology that delivers Sun Life’s finance and actuarial reporting.
d)Approves, at least annually, the objectives of the Chief Actuary, Chief Auditor and Chief Financial Officer and reviews, at least annually, the effectiveness of the Actuarial, Internal Audit and Finance functions.
e)Reviews, at least annually, succession plans, for the Chief Actuary, Chief Auditor, Chief Financial Officer, and other senior management roles overseen by the Committee.
f)Is consulted, through the Chair of the Committee in collaboration with senior management, in advance of any appointment, reassignment, replacement or dismissal of the Chief Actuary, Chief Auditor or Chief Financial Officer, including to determine the qualifications and competencies required for those roles, and reviews annually the performance assessment of those individuals.
g)Requires the Chief Actuary, Chief Auditor and Chief Financial Officer to report on any material disagreements with other members of senior management relating to the business, and reviews how such matters are being addressed.
1.6Regulatory
a)Reviews matters within its mandate that are addressed in the regular examination and similar reports received from regulatory agencies, including management’s responses and recommendations.
b)Reviews and discusses with the External Auditor and Chief Actuary such reports and regulatory returns of Sun Life as may be specified by law.
c)Reviews with the External Auditor any regulatory matters that pertain to the External Auditor.
2.Composition and Procedures
2.1Membership
a)The Committee is composed of not less than three directors, including the Committee Chair, appointed by the Board on an annual basis following each annual meeting.
b)Each member of the Committee shall be independent as defined in Sun Life's Director Independence Policy.
c)The Governance Committee will review Committee membership annually to ensure the Committee includes members with the competencies, experience and expertise required to fulfil the Committee’s mandate.
d)Each member of the Committee shall be financially literate. In the Board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management or the External Auditor of Sun Life that the member requires, the member is able to read and understand the consolidated financial statements of Sun Life to the extent sufficient to be able to
Sun Life | Charter of the Audit Committee                                         38

intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
e)The Committee shall have at least one member that, in the Board’s judgement, qualifies as an audit committee financial expert (as defined by the U.S. Securities and Exchange Commission).
f)The Committee will discuss the qualifications for and determine whether a member of the Committee is a financial expert, and in conjunction with the Governance Committee, will ensure that all Committee members are financially literate.
g)Any member of the Committee may be removed or replaced at any time by the Board and the Board shall fill vacancies on the Committee.
2.2Meetings and Procedures
a)A meeting of the Committee may be called at any time by the Chair of the Board (the “Board Chair”) or by any member of the Committee.
b)The Committee meets as frequently as necessary, but not less than four times a year.
c)A quorum at any meeting of the Committee shall be three members.
d)The Chair of the Committee reports to the Board after each Committee meeting.
e)The External Auditor reports to the Committee and receives notice of and may attend all Committee meetings.
f)The Committee holds private sessions at each meeting of the Committee with Committee members only, and at each regularly scheduled meeting with each of the Chief Actuary, Chief Auditor, Chief Financial Officer, and representatives of the External Auditor, and with the Chief Risk Officer and Chief Compliance Officer, as appropriate, and those individuals have unrestricted access to Committee members between meetings.
g)The Committee will review its Forward Agenda as required, and on an annual basis, the Committee will review this Charter and, where necessary, recommend changes to the Board for approval.
h)The Committee will review the minutes and list of follow up items of each Committee meeting.
i)This Charter will be posted on Sun Life’s website, and the Committee will prepare a report on its activities for inclusion in the annual management information circular.
j)The Committee shall undertake and review with the Board an annual performance evaluation of the Committee and the Committee Chair.
3.Access to Management and Independent Advisors
The Committee:
a)Has full and unrestricted access to management and, in consultation with the Board Chair, may engage any special advisors it deems necessary to provide independent advice at the expense of Sun Life.
b)Establishes the scope and frequency of the independent reviews of the Actuarial, Finance and Internal Audit functions and determines whether any special advisors are engaged to conduct such independent reviews.
c)Reviews the results of any independent reviews of the Actuarial, Finance and Internal Audit functions conducted at the request of the Committee.
Sun Life | Charter of the Audit Committee                                         39